Exhibit 99.1

UR-ENERGY INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2010

March 17, 2011

-i-

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form (“AIF”) of Ur-Energy Inc. (“Ur-Energy” or the “Corporation”) is as of March 17, 2011.

Financial Information

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Currency

All references in this AIF to “dollars” or “$” are to Canadian dollars, unless otherwise indicated.

Forward-Looking Information

This AIF contains “forward-looking statements” within the meaning of applicable United States and Canadian securities laws, and these forward-looking statements can be identified by the use of words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Corporation’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the technical and economic viability of the Lost Creek Project (including the projections contained in the preliminary analysis of economics of the Lost Creek Project); (ii) the Corporation’s belief that it will have sufficient cash to fund its capital requirements; (iii) receipt of (and related timing of) a U.S. Nuclear Regulatory Commission Source and Byproduct Materials License; Wyoming Department of Environmental Quality Permit and License to Mine, Record of Decision from the U.S. Bureau of Land Management, and all other necessary permits related to the Lost Creek Project; (iv) the Lost Creek Project will advance to production and the production timeline; (v) production rates, timetables and methods of recovery at the Lost Creek Project; (vi) the Corporation’s procurement and construction plans at the Lost Creek Project; (vii) the ability to complete additional uranium sales agreements, and upon what terms; (viii) the prospect for further development of, and licensing and permitting process for Lost Soldier; (ix) the potential of new exploration targets on the LC North and LC South and on the Lost Creek Project area outside the current Lost Creek resource area; (x) timing, completion, and funding for and results of further exploration programs at the Bootheel Project and Hauber Project, and the leased lands in the Nebraska exploration prospect; and (xi) further exploration and results at the Screech Lake project. The exploration targets at LC North and LC South properties and on the Lost Creek Project area outside the current Lost Creek resource area are conceptual in nature only.  There has been insufficient exploration to define a mineral resource at these new exploration targets.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource.  These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Corporation’s future successes; the Corporation’s history of operating losses and uncertainty of future profitability; the Corporation’s status as an exploration stage corporation; the Corporation’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in the United States and Canada; risks associated with current variable economic conditions; the possible impact of future financings; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with the Canada Revenue Agency’s audit of any of the Corporation’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Corporation does business; changes in the Corporation’s size and structure; the effectiveness of the Corporation’s management and its strategic relationships; risks associated with the Corporation’s ability to attract and retain key personnel; uncertainties regarding the Corporation’s need for additional capital; uncertainty regarding the fluctuations of the Corporation’s quarterly results; uncertainties relating to the Corporation’s status as a non-U.S. corporation; uncertainties related to the volatility of the Corporation’s share price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Corporation’s listing on the NYSE Amex LLC (“NYSE Amex”) and Toronto Stock Exchange (“TSX”); risks associated with the Corporation’s expected classification as a “passive foreign investment company” under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Corporation’s status as a “controlled foreign corporation” under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Corporation’s investments and other risks and uncertainties described under the heading “Risk Factors” of this AIF.

Cautionary Note to U.S. Investors Concerning Resource Estimates

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used in the Corporation’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (“CIM Standards”), adopted by the CIM Council on November 23, 2003, as amended. These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies.  The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information contained in this disclosure describing the Corporation’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws (wherein “reserves,” and not “resources,” may be disclosed and discussed).  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically minable.  U.S. investors are urged to consider closely the disclosure in our disclosure documents which may be secured from us, or online at http://www.sec.gov/edgar.shtml or www.sedar.com.

Metric/Imperial Conversion Table

The imperial equivalents of the metric units of measurement used in this AIF are as follows:

Imperial Measure	Metric Unit	Metric Unit	Imperial Measure
0.03215 troy ounces	1 gram	31.1 grams	1 troy ounce
2.4711 acres	1 hectare	0.4047 hectares	1 acre
2.2046223 pounds	1 kilogram	0.453592 kilograms	1 pound
0.62139 miles	1 kilometer	1.609 kilometers	1 mile
3.2080 feet	1 meter	0.3048 meters	1 foot
1.1023 short tons	1 tonne	34.28 grams/tonne	1 short ton

Currency Exchange Rates

The following table sets out the exchange rates for currencies expressed in terms of equivalent Canadian dollars for one US dollar:

	Years ended December 31,
Canadian dollar	2006	2007	2008	2009	2010
End of period	$1.16640	$0.98200	$1.22280	$1.04940	$1.00020
Average for the period	$1.13461	$1.07440	$1.06669	$1.14172	$1.03075

Canadian dollar	Sept 2010	Oct 2010	Nov 2010	Dec 2010	Jan 2011	Feb 2011
High for the month	$1.06700	$1.03650	$1.02630	$1.02860	$1.00330	$0.99700
Low for the month	$1.01920	$0.99780	$0.99770	$0.99730	$0.98360	$0.97650

Exchange rates are the historical interbank foreign exchange rates for the appropriate period as quoted by OANDA Corporation (“OANDA”) on its website www.oanda.com.  The rate quoted by OANDA for the conversion of United States dollars into Canadian dollars on March 17, 2011 is CDN$0.9861 = US$1.00.

Uranium Prices

Unlike other commodities, uranium does not trade on an open market.  Contracts are negotiated privately by buyers and sellers. Uranium prices are published by two of the leading industry-recognized independent market consultants The Ux Consulting Company, LLC and TradeTech, LLC who publish on their respective websites.  The following information reflects an average of the per pound prices published by these two consulting groups for the timeframe indicated:

12/31 of [year]	2007	2008	2009	2010
Spot price (US$)	$89.50	$52.50	$44.50	$62.25
LT price (US$)	$95	$70	$61	$66

End of [month]	Aug 2010	Sept 2010	Oct 2010	Nov 2010	Dec 2010	Jan 2011	Feb 2011
Spot price (US$)	$45.25	$46.63	$52.00	$60.63	$62.25	$72.63	$69.63
LT price (US$)	$60	$61	$62	$65	$66	$71.50	$71.50

THE CORPORATION

Name, Address and Incorporation

Ur-Energy is a corporation continued under the Canada Business Corporations Act on August 8, 2006.  The registered office of the Corporation is located at 55 Metcalfe Street, Suite 1300, Ottawa, Ontario K1P 6L5.  The Corporation’s United States headquarters is located at 10758 West Centennial Road, Suite 200, Littleton, Colorado, 80127.  The Corporation also has offices at 5880 Enterprise Drive, Suite 200, Casper, Wyoming 82609 and 341 Main Street North, Suite 206, Brampton, Ontario L6X 3C7.  The Common Shares are listed on the TSX under the symbol “URE” and on the NYSE Amex under the symbol “URG.”

Intercorporate Relationships

The Corporation has three wholly-owned subsidiaries:  Ur-Energy USA Inc. (“Ur-Energy USA”), a  company incorporated under the laws of the State of Colorado;  ISL Resources Corporation (“ISL”), a company incorporated under the laws of the Province of Ontario; and CBM-Energy Inc. (“CBM”), a company incorporated under the laws of the Province of Ontario.  CBM is a shell company with no assets or liabilities other than those related to its incorporation.

ISL has one wholly-owned subsidiary, ISL Wyoming, Inc., a company incorporated under the laws of the State of Wyoming.

Ur-Energy USA has two wholly-owned subsidiaries: NFU Wyoming, LLC (“NFU Wyoming”), a limited liability company formed under the laws of the State of Wyoming to facilitate the Corporation’s acquisition of certain property and assets; and, Lost Creek ISR, LLC, a limited liability company formed under the laws of the State of Wyoming to hold and operate the Corporation’s Lost Creek Project properties and assets.

Ur-Energy USA has two jointly held subsidiaries with NFU Wyoming: NFUR Bootheel, LLC, a limited liability company formed under the laws of the State of Colorado to facilitate the Corporation’s  participation in an exploration, mining and development agreement with Crosshair Exploration & Mining Corp.; and NFUR Hauber, LLC, a limited liability company formed under the laws of the State of Colorado to facilitate the Corporation’s  participation in a venture project at its Hauber Project, in which NCA Nuclear, Inc., a subsidiary of Bayswater Uranium Corp. is the earn-in member and Manager.

NFUR Hauber has one wholly-owned subsidiary:  Hauber Project LLC, a limited liability company formed under the laws of the State of Colorado to hold the Corporation’s Hauber project and facilitate the venture with Bayswater Uranium Corp. for exploration of the Hauber project.

NFUR Bootheel has one wholly-owned subsidiary:  The Bootheel Project, LLC, a limited liability company formed under the laws of the State of Colorado to hold the Corporation’s Bootheel project and the venture formed with Crosshair Exploration & Mining Corp., in which the Corporation owns a 25% interest.

The principal direct and indirect subsidiaries of the Corporation and the jurisdictions in which they were incorporated or organized are set out below:

GENERAL DEVELOPMENT OF THE BUSINESS

Incorporated on March 22, 2004, Ur-Energy is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States.  The registered office of the Corporation is in Ottawa, Ontario and the corporate headquarters is located in Littleton, Colorado.  Ur-Energy also maintains an operations office in Casper, Wyoming and an exploration office in Brampton, Ontario.  At December 31, 2010, the Corporation’s U.S. subsidiary, Ur-Energy USA, employed 48 persons, in its Littleton, Colorado (24) and Casper, Wyoming (24) offices.  None of the other subsidiaries currently has any employees.

The Corporation’s current land portfolio includes 13 projects in the United States and three exploration projects in Canada.  Ten of the U.S. projects are in the Great Divide Basin, Wyoming, of which two (Lost Creek Project and Lost Soldier) contain defined resources that the Corporation expects to advance to production. The Corporation’s other U.S. projects include additional properties in Wyoming, and approximately 35,000 acres (14,164 hectares) of leased lands for exploration prospects in Nebraska.  The Corporation has two properties in the Northwest Territories, Canada and one property in Nunavut, Canada.  Collectively, the Corporation’s landholdings total approximately 90,000 acres (36,422 hectares) in the U.S. and approximately 140,000 acres (56,656 hectares) in Canada.

Lost Creek Property – Great Divide Basin, Wyoming

The Corporation currently controls a total of 1,753 unpatented mining claims and two State of Wyoming sections for a total of nearly 34,000 mineral acres in the area of Lost Creek, including the Lost Creek permit area (the “Lost Creek Project”) and certain adjoining properties comprising LC North, LC South, EN and Toby project areas (collectively, with the Lost Creek Project, the “Lost Creek Property”).

The Lost Creek uranium deposit is located in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometers) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth.  Lost Creek was acquired by the Corporation in 2005.  The permit area of the Lost Creek Project covers 4,254 acres (1,722 hectares), comprising 201 lode mining claims and one State of Wyoming section.  A royalty on future production of 1.67% is in place with respect to 20 claims of the Lost Creek Project.  Since 2005, the exploration, development and permitting of the Lost Creek Project has progressed.  Ur-Energy has drilled 1,096 holes and monitor wells at the project.

Design work for the initial mine units and plant facilities has been completed, a construction contractor chosen and procurement of long lead-time equipment initiated.  The progression of exploration and development of Lost Creek Project in anticipation of proceeding to production is further discussed below in “Business of Ur-Energy – Lost Creek Property.”

Beginning in 2007, the Corporation has proceeded with required permitting and licensure through its applications for a Source and Byproduct Materials License from the U.S. Nuclear Regulatory Commission (“NRC”); a Plan of Operations with the United States Bureau of Land Management (“BLM”); and a Permit and License to Mine from the Wyoming Department of Environmental Quality (“WDEQ”), as well as all other required authorizations from federal, state and local agencies.  Several permits have been issued in final or draft form, and other milestones achieved in the permitting process.  These regulatory developments are further discussed below in “Business of Ur-Energy – Lost Creek Property.”

As confirmed in a March 16, 2011, National Instrument 43-101 (“NI 43-101”) Technical Report on Lost Creek, “Preliminary Assessment Lost Creek Property Sweetwater County Wyoming,” (the “2011 Preliminary Assessment”) the reported mineral resources support the economic viability and continued development to mine production of the Lost Creek Project.  The 2011 Preliminary Assessment reports on two calculations of mineral resource estimate, performing an economic analysis on the GT-contour method resource estimate which has been determined to be better suited to detailed mine development and planning, for the current stage of development at Lost Creek Project.  Based upon the GT-contour method, the 2011 Preliminary Assessment reports NI 43-101 compliant resources at Lost Creek project, are 2.66 million pounds eU3O8 of Measured Mineral Resources contained in 2.54 million tons, at an average grade of 0.052 percent eU3O8; 2.57 million pounds eU3O8 of Indicated Mineral Resources, contained in 2.20 million tons, at an average grade of 0.060 percent eU3O8; and 0.78 million pounds eU3O8 of Inferred Mineral Resources, contained in 0.77 million tons, at an average grade of 0.051 percent eU3O8.

The 2011 Preliminary Assessment also includes a calculation of a mineral resource estimate using a modified polygonal method – a methodology typically applied to exploration-level projects, and which was the method chosen for earlier reporting (2005, 2006, 2008) of mineral resources estimates on the Lost Creek project.  The modified polygonal method calculation included in the 2011 Preliminary Assessment reports a mineral resource estimate of 8.44 million pounds, contained in 8.58 million tons, at a grade of 0.049% eU3O8, as an Indicated Mineral Resource, and 2.04 million pounds contained in 2.01 million tons, at a grade of 0.051% eU3O8 as an Inferred Mineral Resource.  An additional 0.53 million pounds, contained in 0.57 million tons at a grade of 0.046% eU3O8 as an Inferred Mineral Resource is reported from numerous ‘outlier’ areas to the deposit, all within the defined project (permit) area but outside the main zone of the deposit.  While this resource estimate serves generally to validate the earlier project resource estimates, the Lost Creek Project has advanced significantly into the development phase of the project (e.g., delineation drilling; wellfield design and planning), that the GT-contour method resource estimate was deemed better suited for use as the resource estimate on which economic analysis would proceed.

The purpose of the 2011 Preliminary Assessment is to evaluate the technical and economic viability of Lost Creek Project using the scientific and technical information available at the time of the report.  The report demonstrates both the technical and economic viability of the Lost Creek Project with the current level of available information on the mineral deposit.  See also the extract of the 2011 Preliminary Assessment set forth below under “Business of Ur-Energy – Lost Creek Property.”

Corporation’s Projects Adjoining Lost Creek Project and Forming the Lost Creek Property

The Corporation currently controls a total of 1,753 unpatented mining claims and two State of Wyoming sections for a total of nearly 34,000 mineral acres in the area of Lost Creek, including the Lost Creek Project and the LC North, LC South, EN and Toby project areas.  A royalty exists on future production from some claims within these project areas.  These adjoining projects are discussed below in “Business of Ur-Energy – Lost Creek Property.”

Lost Soldier Project – Great Divide Basin, Wyoming

The Lost Soldier project is located approximately 14 miles (22.5 kilometers) to the northeast of the Lost Creek Project.  The property has over 3,700 historic drill holes defining 14 mineralized sandstone units.  NI 43-101 compliant resources for Lost Soldier (Technical Report – Lost Soldier July 2006, by C. Stewart Wallis) are 5.0 million pounds of U3O8 at 0.064% as a Measured Mineral Resource, 7.2 million pounds of U3O8 at 0.065% as an Indicated Mineral Resource and 1.8 million pounds of U3O8 at 0.055% as an Inferred Mineral Resource.  The NI 43-101 report is filed on the Corporation’s profile on www.sedar.com and on http://www.sec.gov/edgar.shtml.  The Corporation maintains 143 lode mining claims at Lost Soldier, totaling approximately 2,710 mineral acres.  A royalty of one per cent, which arises from a data purchase, is in place with respect to future production on certain claims within the project.

Ur-Energy continues to anticipate regulatory applications for Lost Soldier will be made after the Corporation obtains the Lost Creek Project licenses and permit to mine, and as corporate priorities are determined for the exploration and development of the Lost Creek adjoining properties.

Wyoming Ventures: The Bootheel Project, LLC and Hauber Project LLC

The Corporation has successfully ventured two of its Wyoming properties:  the Bootheel and Hauber projects.

The Bootheel Project – Shirley Basin, Wyoming

Crosshair Exploration & Mining Corp. (TSX:CXX; NYSE Amex: CXZ) (“Crosshair”) continues to advance The Bootheel Project working with a contractor, AATA International, to complete wildlife surveys and other baseline monitoring.  Crosshair conducted its first meetings with the NRC in August 2010. The 2011 program and budget for the Bootheel Project are currently pending before the venture’s management committee.

In 2009, Crosshair released an independent NI 43-101 resource estimate on the Bootheel property, which reports the Bootheel property contains an indicated resource of 1.09 million pounds U3O8 in 1.4 million short tons, at a grade of 0.038% U3O8, and an inferred resource of 3.25 million pounds U3O8 (in 4.4 million short tons) at an average grade of 0.037% U3O8.   This NI 43-101 report was filed by Crosshair on www.sedar.com. Proposed exploration programs for 2011 are currently being evaluated by the venture’s management committee.

Crosshair completed its earn-in of a 75% interest in the Corporation’s subsidiary, The Bootheel Project, LLC in 2009.  The interest arises from a venture agreement entered into by the Corporation and a subsidiary of Crosshair in June 2007.  Crosshair’s 75% interest was acquired by spending US$3.0 million in qualified exploration costs, and issuance of a specified amount of stock to the Corporation.  Ur-Energy has a 25% interest in The Bootheel Project, which is treated as an equity investment.

Under the terms of the 2007 agreement, the Corporation contributed its Bootheel and Buck Point properties, which cover areas of known uranium occurrences within the Shirley Basin. Crosshair completed agreements in 2008 for additional rights and leased lands in the Bootheel property area, in which the lessor has a 75% mineral interest in the net mineral acres. With the completion of those agreements, the Bootheel Project covers total defined areas at the Bootheel property and the Buck Point property of approximately 8,524 gross, and 7,895 net, mineral acres.  Various royalties exist on future production of uranium and other minerals from the Bootheel Project.

Hauber Project - Black Hills Uplift, Wyoming

The Corporation’s Hauber Project is located in Crook County, Wyoming and consists of 205 unpatented lode mining claims and one State of Wyoming uranium lease totaling approximately 4,570 mineral acres.  Effective December 1, 2009, the Corporation entered into a venture operating agreement with NCA Nuclear Inc., a subsidiary of Bayswater Uranium Corp (TSX.V:BYU)(“Bayswater”).  Under the terms of the agreement, Bayswater joined the Hauber Project as the earn-in Member and Manager, and can earn a 75% interest by incurring eligible exploration expenditures of US$1.0 million dollars over a four-year period.

In January 2010, Bayswater completed an independent NI 43-101 mineral resource estimate on the Hauber Project which concludes the properties hold approximately 1.45 million pounds eU3O8 indicated resources in 432,000 tons at an average grade of 0.17% eU3O8.  Bayswater has filed the NI 43-101 report on www.sedar.com.  As a part of its 2010 obligations under the Hauber Project venture agreement, Bayswater obtained necessary regulatory approvals and drilled two core drill holes for the purpose of testing in situ recovery amenability of the uranium mineralization in selected mineralized zones.  Analysis of the drilling results is ongoing.

Additional U.S. Exploration Activities and Corporation Databases

In January 2011, the Corporation announced the expansion of its U.S. exploration activities into western Nebraska.  The Corporation has leased approximately 35,000 acres (14,164 hectares)(not contiguous) for initial exploration to test new concepts in a geologic environment that is favorable for the discovery of uranium deposits.  Over the past three years, an in-house team of senior geologists has conducted a detailed study mapping the subsurface geology and host formations. The study area covers eleven counties in western Nebraska and is based on data obtained primarily from the records of several thousand oil and gas well logs. The objective of the study was to identify potential uranium bearing paleo-channels in sandstone formations; these may contain deposits similar in nature to Cameco Resources’ (TSX: COO) Crow Butte deposit in Dawes County, Nebraska.  The Ur-Energy land position was chosen in areas with similar geologic characteristics to the Crow Butte deposit. The Crow Butte deposit is presently being mined by in-situ recovery (ISR) methods. The Corporation’s exploration staff is planning for continued exploration of the leased lands.

Throughout 2010, the Corporation conducted various field exploration programs in the United States, and expects to continue such exploration work in 2011.  Evaluation continues of the Corporation’s historic exploration databases, in an effort to realize additional value from the databases.  In 2009, Ur-Energy sold one such database to Peninsula Energy Ltd. (formerly, Peninsula Minerals Limited) for US$1.0 million and a one percent production royalty on defined lands within an area of interest in Wyoming.  The exploration databases contain data on lands controlled by the Corporation, as well as data related to lands controlled by third parties.

Canadian Exploration Properties

The Corporation has three properties in northern Canada:  Screech Lake and Gravel Hill (approximately 35,000 acres (14,000 hectares)) in the Thelon Basin, Northwest Territories, and Bugs (approximately 45,000 acres (18,000 hectares)) in the Baker Lake Basin, Nunavut.  The Corporation conducted a drilling and field exploration program in 2008 on the Bugs property, incurring total exploration and acquisition costs of approximately $2.0 million.

The Screech Lake project in the Thelon Basin remains the Corporation’s priority in Canada.  The Corporation’s landholdings at Screech Lake total more than 59,000 acres (24,000 hectares).  Various exploration and field programs (sampling, geophysics, claims maintenance) have been conducted on the property since 2005, including a field program in 2009.  Highly anomalous radon concentrations and trends have been identified.  The coincidence of consistent high to extremely high radon with deep structure and conductivity combine to make the North Screech radon trend the primary focus of more advanced exploration on the Screech Lake project.  An audio-magnetotelluric survey conducted in 2009 calculated depth measurements which will better define drill equipment requirements for future programs and defined, in part, near-surface unconformity targets and better definition of cross-structures.

Currently, no work is planned for the Canadian projects in 2011.

Technical Developments

On March 16, 2011, the Corporation filed a NI 43-101 Technical Report on Lost Creek, “Preliminary Assessment Lost Creek Property Sweetwater County Wyoming,” (March 16, 2011) (the “2011 Preliminary Assessment”) which reported that the mineral resources support the economic viability and continued development to mine production of the Lost Creek Project.

Prior to the completion and filing of the 2011 Preliminary Assessment, an amendment to the 2008 Lyntek Preliminary Assessment was filed February 25, 2011 on the Corporation’s profile on www.sedar.com and on http://www.sec.gov/edgar.shtml: Amended NI 43-101 Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming (April 2, 2008, amended February 25, 2011)(Independent Qualified Persons  C. Stewart Wallis, P.Geo.,  John I. Kyle, P.E., and Douglas K. Maxwell, P.E.)).  The 2008 Lyntek Preliminary Assessment was released in amended form following a review of the Preliminary Assessment by the Ontario Securities Commission, which required the correction of certain deficiencies under NI 43-101. The amended report included analysis and recalculation of the mineral resources of the project, with the inclusion of certain drill data generated from the project from June 2006 - March 2008 that was not previously included in the report.  The 2008 Lyntek Preliminary Assessment now has been superseded by the 2011 Preliminary Assessment.

Board of Directors and Management Changes

Mr. Robert Boaz resigned as a director of the Corporation on May 4, 2010.  Mr. Boaz had served as a director since March 2006.  Following the resignation, Dr. James Franklin became a member of the Audit Committee of the Board of Directors.

During 2010, there were no management changes in the Corporation.

Corporate and Financing Developments

In March 2011, the Corporation announced that it has entered into its first uranium sales agreement relates to production from the Lost Creek Project.  The long-term contract calls for deliveries over a three-year period at a defined price for the term of the agreement.

The Corporation announced on February 7, 2011 that it had entered into an agreement with a syndicate of underwriters (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, pursuant to a short form prospectus, 10,000,000 Common Shares of the Corporation at a price of $3.00 per Common Share for gross proceeds of $30,000,000 (the “Offering”).  Closing of the Offering was delayed while the Corporation updated its continuous disclosure filings, including the preparation of an updated NI 43-101 Technical Report.  Due to the delay, the prospectus for the Offering was withdrawn by the Corporation on March 11, 2011.

During 2010, the Corporation received $3,519,257 from the exercise of 3,057,444 stock options.  In 2011 through March 16, the Corporation has realized proceeds of $3,156,365 from the exercise of 1,439,668 stock options.

The Corporation completed a brokered private placement financing May 31, 2010, under which the Corporation issued 5,000,000 common shares at a price of $1.00 per share for gross proceeds of $5,000,000.  BlackRock, Inc., an insider of the Corporation, through one of its investment advisory subsidiaries, subscribed for all of the 5,000,000 Common Shares issued under the private placement.

On June 24, 2010, the shareholders of the Corporation approved the “Ur-Energy Inc. Restricted Share Unit Plan,” (“RSU Plan”) which had been adopted by the board of directors of the Corporation on May 7, 2010.  The Corporation adopted the RSU Plan as part of the Corporation’s overall stock-based compensation plan.  The RSU Plan allows participants to receive restricted share units (“RSUs”) and earn actual common shares of the Corporation over time, rather than options that give participants the right to purchase stock at a set price.  The Corporation continues to have the Ur-Energy Inc. Amended and Restated Stock Option Plan 2005 (“Option Plan”), which was approved by the shareholders most recently in 2008. Combined, the Option Plan and the RSU Plan will provide that the maximum number of Common Shares available for issuance in the aggregate under both plans is equal to 10% of the number of Common Shares outstanding at the time of grant.  The Corporation expects to allocate approximately 80% of the number of Common Shares eligible for grant to the Option Plan and approximately 20% of the number of Common Shares eligible for grant to the RSU Plan.

On April 28, 2009, at the Corporation’s annual and special meeting of shareholders, the shareholders approved and ratified the Corporation’s Shareholder Rights Plan which became effective on November 7, 2008.  Through a Successor Rights Plan Agreement, effective as of January 1, 2010, the Successor Rights Agent is now Computershare Investor Services Inc.

In July 2008, the Corporation began trading on the NYSE Amex under the symbol “URG.”

On March 26, 2008, Ur-Energy completed a non-brokered private placement flow-through financing of 1,000,000 common shares of the Corporation at a price of $2.75 for aggregate gross proceeds of $2,750,000.  The financing enabled among other activities, a 2008 summer exploration program for Ur-Energy’s Bugs Project in Nunavut, Canada including further prospecting, radon surveys and a drilling program which was completed in September 2008.

BUSINESS OF UR-ENERGY

The Corporation is a uranium exploration company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Ur-Energy engages in the identification, acquisition, evaluation, exploration and development of uranium properties in the United States and in Canada.

The Corporation continues to actively pursue future growth opportunities by evaluating the acquisition of exploration, development or production assets as well as considering joint venture or similar projects for existing Corporation properties.  At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Although the Corporation may from time to time be a party to letters of intent in respect of certain joint ventures opportunities and other acquisitions, the Corporation currently does not have any binding agreements or binding commitments to enter into any such transactions. There is no assurance that any potential transaction will be successfully completed.

Lost Creek Property

Ur-Energy’s key priority is to advance its Lost Creek Project (located in the Great Divide Basin, Wyoming) into production, by completing all regulatory requirements while continuing design and development work in order that when all regulatory authorizations are received, construction may commence promptly.  Achievement of these objectives depends upon the successful completion of various milestones and the timely issuance of remaining regulatory approvals.

Lost Creek Project Regulatory

Ur-Energy continues to focus its efforts on the regulatory processes necessary to obtain all required authorizations to mine uranium by in situ recovery (“ISR”) methods at the Lost Creek Project.

On January 11, 2011, the NRC issued the draft NRC Source and Byproduct Materials License (“NRC License”) for the Lost Creek Project.  The Corporation continues to advance matters to obtain the final NRC License, which will comprise the license itself and the two required reports:  the Safety Evaluation Report (“SER”) and the site-specific Supplemental Environmental Impact Statement (“SEIS”) for the project.  The NRC has finalized the SER, although it will not be issued until the Final Supplemental Environmental Impact Statement (“FSEIS”) and NRC License are issued.

The process with the NRC commenced in October 2007, when the Corporation submitted its application for the NRC License.  In June 2008, the NRC notified the Corporation that the acceptance review had been completed and the application was found sufficient for technical review.  Since November 2008, the NRC has submitted various Requests for Additional Information to the Corporation for both the Technical Report and Environmental Report portions of the Application and the Corporation has submitted responses.  In June 2009, the NRC issued its Generic Environmental Impact Study (“GEIS”).  In addition to the GEIS, the NRC is required to complete a site-specific SEIS for new ISR operations.  The Corporation received the Lost Creek draft SEIS in December 2009, and subsequently submitted comments to the NRC.  Current NRC guidance calls for the completion of the Lost Creek FSEIS in second quarter 2011.

The BLM is preparing the environmental review required before approving the Lost Creek Plan of Operations that was submitted to the BLM in November 2009.  A third party contractor has been assigned to draft the environmental review documents.  On February 11, 2011, the BLM issued a Notice of Intent (“NOI”) for the Lost Creek Plan of Operations.  The NOI commences the scoping process related to the BLM’s Environmental Impact Statement (“EIS”) for the Lost Creek project’s Plan of Operations.  The BLM states in the NOI that it “may decide it is appropriate to incorporate by reference into its own EIS all or part of the [NRC’s FSEIS] once it is complete.”

In November 2010, the Corporation submitted to the U.S. Environmental Protection Agency (“EPA”) an application for a permit to construct two holding ponds at Lost Creek.  The EPA has responded seeking additional information for the permit.  Earlier, in May 2010, the Wyoming State Engineer’s Office issued its approval for the construction and operation of the two holding ponds at the Lost Creek site.

The permitting process with the WDEQ Land Quality Division (“WDEQ-LQD”) for the Permit to Mine is nearing completion.  The WDEQ-LQD has completed its technical review, and is moving toward issuance of the permit.  The approval for the first mine unit will be a part of the WDEQ Permit when it is issued.  Current expectations are that the Permit to Mine will be issued conditioned upon the BLM’s completion of its environmental review and approval of the Lost Creek Plan of Operations.

In March 2010, the U.S. Fish and Wildlife Service (“USFWS”) submitted a finding of “warranted for listing but precluded by higher priorities” with regard to the greater sage grouse – whose habitat includes Wyoming.  A finding that listing is “warranted but precluded” results in recognition of the greater sage grouse as a candidate for listing. This finding is reconsidered annually, taking into account changes in the status of the species.  When higher priority listing actions have been addressed by the USFWS for other species, a proposed listing rule is prepared and issued for public comment.  This means that until the USFWS finalizes a listing determination, the greater sage grouse will remain under state management.  As a part of its WDEQ Application, the Corporation submitted a Wildlife Protection Plan regarding, among other issues, the sage grouse. The Wyoming Game and Fish Department (“WGFD”) approved the Wildlife Management Plan submitted by the Corporation, including a determination that the Wildlife Management Plan meets all of the protection measures for the greater sage grouse species.  WGFD has forwarded its required approval to the WDEQ for incorporation into the WDEQ Permit for Lost Creek.

Authorizations Received for Lost Creek

In addition to the draft SEIS and draft license received from the NRC, the Corporation has received several final permits or authorizations related to Lost Creek in 2009-2010:

•	Sweetwater County approved the Lost Creek Project Development Plan in December 2009;

•	WDEQ-Air Quality Division issued the Lost Creek Air Quality Permit in January 2010;

•
WDEQ-Water Quality Division (“WDEQ-WQD”) issued the Class I Underground Injection Control (“UIC”) Permit to drill, complete and operate up to five Class I injection wells to meet the anticipated disposal requirements for the life of the Lost Creek project (May 2010); and

•	Wyoming State Engineer’s Office approval of two waste water holding ponds.

Lost Creek Project –Drilling, Development, Design and Procurement

In addition to the historic drill data (approximately 563 holes) it owns with regard to Lost Creek, Ur-Energy has completed 1,096 drill holes totaling approximately 728,757 feet (222,125 meters) on the Lost Creek Project.  The Corporation has completed necessary delineation drilling for the planning of the first mine unit in 2008, and for the second mine unit during the 2009-2010 drill program.

In 2008, 459 holes were drilled totaling approximately 303,040 feet (92,368 meters), which included delineation, exploration and monitor well drilling.  The drilling for the design and mine planning of Mine Unit #1 was completed as a part of that year’s drill program.  In addition, a deep test well was drilled in 2008 (9,997 feet (3,047 meters)), which provided the detailed data, including formation stratigraphy, reservoir extent and properties, water quality and assessment of well injection rates, for the application for the WDEQ-WQD Class I UIC permit.  The Corporation submitted the application in June 2009; the Class I UIC permit was issued in May 2010.

The Corporation continued its development program at the Lost Creek Project with its 2009-1Q2010 drill program:  298 holes of delineation and monitor well drilling (approximately 213,040 feet (64,935 meters)) were drilled to obtain geologic data necessary for mine planning within the HJ horizon for Mine Unit #2.  A secondary objective of that program was to continue to collect data from the underlying mineralized horizons (KM and N) for future production planning.  The program also included the drilling and installation of monitoring wells to obtain and monitor water quality and hydrologic data for the purpose of permitting an additional mineralized horizon underlying the HJ horizon presently being permitted.  The Corporation also completed mechanical integrity testing of installed baseline and monitoring wells and the installation of submersible pump equipment to facilitate ongoing water sampling requirements.

Much of the 2010 drill program was conducted to advance the permitting processes.  A total of 39,061 feet (11,906 meters) of drilling accomplished the following: 45 drill holes to complete delineation of resources within the KM horizon beneath Mine Unit #1; improvements to 19 monitoring wells at the request of the WDEQ; installation of two new monitoring wells.  Additionally, six wide-spaced exploration holes were drilled to test deeper horizons.

Mine Unit #1 is currently being permitted to recover uranium only within the HJ stratigraphic horizon, a unit that starts at a depth of approximately 325 feet (99 meters).  Resources within the underlying KM stratigraphic horizon, with the top of the horizon at about 475 feet (145 meters), will be permitted and mined as a separate future mine unit.  Because some resources within the KM horizon underlie Mine Unit # 1 they required delineation before mining Mine Unit #1.  Mineral intercepts averaged 14.1 feet (4.3 m) of 0.049% eU3O8.  Leach tests completed on samples from the KM region yielded favorable results consistent with those of the HJ horizon.  The Corporation anticipates submitting an application for amendment of its licenses and permits, when received, to allow for mineral recovery from the underlying KM horizon at Lost Creek.

In addition to the improvements to existing monitoring wells, the 2010 drilling included installation of two new observation monitor wells.  This concludes the pre-mining installation of regional and Mine Unit #1 monitoring wells that will be used for operational monitoring.  There are now a total of 156 installed monitoring and baseline wells within the Lost Creek permit area.

Six deep, wide-spaced exploration holes were drilled in the southwest area of the property approximately 1 to 1½ miles (1.6-2.4 km) south of the main ore trend.  Drilling depths were to 1200 feet (366 m).   These holes were intended to test for potential roll fronts in the HJ, KM, and deeper horizons.  The drill results confirmed the presence of the redox fronts which will provide guidance for future exploration activities on these targets.

In 2009, the Ur-Energy’s engineering staff, assisted by TREC, Inc., completed the detailed designs and specifications for all components of the Lost Creek plant.  Ur-Energy selected Fagen, Inc., as general construction contractor for the plant facilities.  Although construction of the Lost Creek plant will not begin until receipt of the necessary permits, bids for all major process equipment at the Lost Creek project were evaluated; procurement for long lead time items was ongoing throughout 2009-2010.  Purchase orders totaling US$2,013,095 were issued in 2009-2010 for ion exchange columns and other process equipment.

During 2010, the Corporation advanced detailed electrical, process and fire system design through its contractor TREC, Inc.  Vendors for all major equipment remaining to be ordered, as well as respective lead times, have been identified with final bids to be delivered following receipt of required licenses and permits.  The focus on instrumentation programming was brought in-house to better utilize the expertise of Ur-Energy’s professional staff.

The Corporation’s Properties Adjoining Lost Creek to form the Lost Creek Property

The LC North property (approximately 8,756 acres (3,543 hectares)) is located to the north and to the west of the Project.  Historical wide-spaced exploration drilling on this property consisted of 161 drill holes.  In 2007, URE drilled 30 exploration holes (approximately 29,600 ft (9,022 meters)) in two areas immediately north of the Project, of which 29 of the drill holes were geophysically logged down hole.  The results of this drilling confirmed the existence of mineralization occurring in multiple horizons, many of which correlated stratigraphically with mineralized horizons in the Project area.  Six of the drill holes had GT intercepts of ≥ 0.30 between the depths of 580 to 931 ft (177 to 284 meters).  Additional drilling is still needed on this property to evaluate the potential of this mineralization.

The LC South property (approximately 10,830 acres (4,383 hectares)) is located to the south and southeast of the Lost Creek Project.  In addition, the Toby property (approximately 472 acres (191 hectares)) adjoins the LC South property at its southern boundary.  Historical drilling on the LC South property consisted of 482 drill holes.  In 2010, URE drilled 159 exploration holes (101,270 ft (30,876 meters)) which confirmed numerous individual roll front systems occurring within several stratigraphic horizons correlative to mineralized horizons in the Project.  Also, a series of wide-spaced drill holes up to 1,200 ft (366 meters) in depth were part of this exploration program which identified deep oxidation (alteration) that represents the potential for several additional roll front horizons.  Further follow-up drilling is required on the LC South property to evaluate the potential of deeper redox fronts.

The EN property (approximately 9,482 acres (3,837 hectares)) is adjacent to and east of LC South.  URE reports that it has reviewed over 60 historical drill logs from this property.  In 2007, three deep stratigraphic holes totaling 8,605 ft (2,623 meters) were drilled to test mineralization below 2,000 ft (610 meters) which had been identified from historical data, which indicated the presence of mineralized redox fronts persisting at depth. Results of the three stratigraphic test wells substantiated mineralization and the presence of redox interfaces at that depth.  In 2008, approximately two miles to the south, 12 wide-spaced exploration drill holes (maximum depth 1,170 ft (357 meters)) and a water well totaling 11,370 ft (3,466 meters) were completed on the property.  Nine drill holes showed evidence of multiple mineralized horizons.

Additional drilling is needed throughout these areas in order to correlate mineralized horizons on the adjoining properties and to evaluate their potential.  URE is developing exploration plans to continue the exploration and evaluation of the stacked, sinuous, mineralized redox fronts identified by drilling on the Adjoining Properties.  A major exploration program of 2,000 to 3,000 drill holes to evaluate the potential of these mineralized redox fronts has been recommended by URE’s geologic staff.  The objective of the exploration program will be to identify deposits of roll front uranium that can be mined by ISR methods.

Technical Report Summaries

The following is the executive summary excerpted in substantive form from the March 16, 2011 Preliminary Assessment Lost Creek Property Sweetwater County Wyoming, authored by Douglass H. Graves, P.E., Matthew J. Yovich, P.E. (both of TREC, Inc.) and Robert D. Maxwell, CPG (Behre Dolbear & Company (USA), Inc.  The 2011 Preliminary Assessment was prepared to provide an independent analysis and preliminary assessment of the potential economic viability of the mineral resource of the Lost Creek project.

Summary from Preliminary Assessment Lost Creek Property Sweetwater County Wyoming

This independent Preliminary Assessment (PA) for the Lost Creek Property (the “Property”) has been prepared for Ur-Energy Inc. (URE) and its subsidiary, Lost Creek ISR, LLC (LC) by TREC, Inc. (TREC) and Behre Dolbear & Company (USA), Inc. (Behre Dolbear) in accordance with the guidelines set forth under National Instrument (NI) 43-101 for the submission of technical reports on mineral properties.

The Lost Creek Property consists of the Lost Creek Project (the “Project”) and the surrounding adjoining claim block areas (the “Adjoining Properties”) known as LC North, LC South, EN and Toby.  URE currently controls a total of 1,753 federal unpatented lode mining claims and two State of Wyoming state mineral leases for a total of approximately 33,794 acres in the Lost Creek Property including the Lost Creek Project.  For the purposes of this NI 43-101 PA, the combined area controlled by URE is regarded as one material property.  All resources reported for the Property are located within the Project area.  The Adjoining Properties controlled by URE are considered to be in the exploration stage and do not presently contain any reportable mineral resources under NI 43-101 standards.  URE owns 100 percent of the mineral rights on the Property, though some royalties do exist.

The purpose of this PA is to evaluate the technical and economic viability of the Project using the scientific and technical information available at the time of writing.  This PA demonstrates both the technical and economic viability of the Project with the current level of available information on the mineral deposit.

The economic analysis provided within this PA focuses on a well-defined portion of the Property (i.e. the Project area) where the current level of delineation drilling provides for confidence that the contained mineralization is of a known grade and tonnage to consider the in-situ recovery (ISR) method.  Continued drilling is recommended in this PA so that additional potential mineralization within the Property and Project Area can be defined and later brought into the resource base for economic consideration.

This PA is based on the estimates of Project mineral resources presented in Table S-1 and the mine plan, as currently defined, including the components presented in Table S-2.  The economic analysis estimates that the Project will generate net earnings over the life of the Project, before income tax, of $178.96 million.  All references to dollars in this report are US Dollars. It is estimated that the Project has an internal rate of return (IRR) of 91 percent and a net present value (NPV) of $118.1 million applying an eight percent discount rate.  The estimated cost of uranium produced is $42.65 per pound including all costs, with an estimated operational cost of $19.66 per pound.  See Tables S-3 and S-4.  The estimated commencement of construction is in Quarter 1 of 2012.   Payback is estimated in Quarter 4 of 2013.

Table S-1: Summary of Mineral Resources, March 2011

Lost Creek Project Summary of Mineral Resources, March 2011
Resource Category	Short Tons (millions)		Grade (% eU3O8)	Pounds eU3O8 (millions)
Measured	2.54		0.052	2.66
Indicated	2.20		0.060	2.57
Measured + Indicated	4.73	1	0.055	5.22	1

Resource Category	Short Tons (millions)	Grade (% eU3O8)	Pounds eU3O8 (millions)
Inferred	0.77	0.051	0.78

Notes:

1.	Sum of Measured and Indicated tons and pounds do not add to the reported total due to rounding.

2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3.	Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.3 GT.

4.
Typical ISR industry practice is to apply a GT cutoff in the range of 0.3 which has generally been determined to be an economical cutoff value.  This 0.3 GT cutoff was used in this evaluation without direct relation to an associated price.

5.
Measured, Indicated, and Inferred Mineral Resources as defined in Section 1.2 of NI 43-101 (and the Canadian Institute of Mining, Metallurgy and Petroleum, CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council (the “CIM Definitions Standards”).

6.	The economic analysis is based on an 80 percent recovery of the total of mineral resources of:

2.66 million pounds of NI 43-101-compliant Measured Mineral Resources in 2.54 million tons, at an average grade of 0.052 percent eU3O8;

2.57 million pounds of NI 43-101-compliant Indicated Mineral Resources, contained in 2.20 million tons, at an average grade of 0.060 percent eU3O8; and

0.78 million pounds of NI 43-101-compliant Inferred Mineral Resources, contained in 0.77 million tons, at an average grade of 0.051 percent eU3O8.

In the preparation of this report, the mineral resources for the Project have been estimated utilizing two distinct technical methods.  The first method, consistent with the Technical Report (RPA, 2006) and the Amended Preliminary Assessment of the Lost Creek Project (Lyntek, 2008, as amended 2011) generates a resource estimate for the Project based upon a polygonal method analysis.  The polygonal method resource estimate has been verified by Author Robert D. Maxwell, CPG. (See also discussion at Section 20). The polygonal method resource estimate is valid and appropriate for exploration projects.  Employing all of the drill data available to date within the Project area, the polygonal method analysis yields 8.44 million pounds, contained in 8.58 million tons, at a grade of 0.049% eU3O8, as an Indicated Mineral Resource, and 2.04 million pounds contained in 2.01 million tons, at a grade of 0.051% eU3O8 as an Inferred Mineral Resource.  An additional 0.53 million pounds, contained in 0.57 million tons at a grade of 0.046% eU3O8 as an Inferred Mineral Resource is reported from ‘outlier’ areas to the deposit, all within the Project area (See discussion in Section 20.2).  This resource calculation approach, as applied, using all identified mineralized zones below the water table, does not yield a result that can confirm the suitability of the resources for the selected mining method.

With the further progression of the Project into stages of mine planning, direct reliance upon the polygonal resource method has been superseded by the grade-thickness (GT) contour method.  The GT contour method resource estimate is better suited to guide detailed mine planning and estimates of recoverable resources for a project like Lost Creek.  It was therefore utilized for the economic analysis in this report.  The GT contour resource estimate has been verified by Author Maxwell using data from Project areas where drilling density is adequate to prepare a detailed mapping of the area and stratigraphic extent of the mineralization.  The result identifies mineralization that is of suitable grade and quantity to be recovered by in situ recovery techniques and appropriately supports the estimate of Measured, Indicated and Inferred Mineral Resources presented in Table S-1.

The Authors have elected to use the resource results of the GT contour method in the development of the Property resource estimate because of the higher level of confidence the method produces.  The results of the contour method estimate for the Project area include, 2.66 million pounds of Measured Mineral Resources in 2.54 million tons, at an average grade of 0.052 percent eU3O8; 2.57 million pounds of Indicated Mineral Resources, contained in 2.20 million tons, at an average grade of 0.060 percent eU3O8; and 0.78 million pounds of Inferred Mineral Resources, contained in 0.77 million tons, at an average grade of 0.051 percent eU3O8, all deemed suitable for the proposed in situ recovery method.  Uranium resources identified and used in this report are defined as of the date of this report and are presented in Table S-1.  At the time this report is being prepared, not all of the Project area has been drilled to a density adequate to utilize the GT contour resource estimation method.  Additional resources may be identified in the future as additional information becomes available from further drilling activities in the Project and Property areas.

The Project is currently being permitted for commercial production of uranium by in situ methods.  The Project is located in the northeastern corner of Sweetwater County, south-central Wyoming, USA.  The Project is located in an unpopulated area about 15 miles southwest of Bairoil, Wyoming, about 38 miles northwest of Rawlins, and about 90 miles southwest of Casper.  According to the state and federal permit applications, the Project area covers approximately 4,254 acres.

The Project, as conceived for this PA, will consist of five Resource Areas and associated wellfields and a processing plant (Plant).  The Project consists of the proposed development of a commercial uranium in situ recovery and processing operation.  This evaluation uses design information provided by URE for the Project and is supplemented with issued-for-bid and final designs for certain facility components (e.g., wellfield piping, Plant, laboratory, header houses, etc.) developed by TREC.  Design and bid costs have been used to develop estimates of capital expenditures (CAPEX), operating expenditures (OPEX), and closure costs for the proposed wellfields, Plant, infrastructure and associated facility costs.  This PA also presents an economic analysis based on the projected CAPEX and OPEX expenditures, estimates of projected revenue from the sale of uranium concentrates and a schedule of both Project costs and revenues based on assumptions presented herein.

The targeted mineralized zones for in situ uranium recovery at the Project occur within sand horizons of the Eocene age Battle Spring Formation.  The primary mineral deposit at the Project occurs within the HJ Horizon.  Mineralization targeted for mining has also been identified within the underlying KM Horizon.

The combined HJ and KM mineral trend, generally referred to as the Main Mineral Trend (MMT), extends in an east-northeast to west-southwest orientation for nearly three miles. Composite width of the mineral trend is from 500 to 1500 ft.  Individual roll fronts within the deposit are typically 25- to 75-ft wide and are very sinuous.  They are stacked vertically and commonly overlie each other in an erratic, anastomosing pattern in plan view.

Thickness of mineralization on each front may vary from five- to 20-ft thick.  Typical thickness is from ten to 15 ft.  Mineral intercepts of over 25 ft in total thickness are common where multiple roll fronts occur stacked vertically.  Average grade of uranium mineralization is approximately 0.055 percent eU3O8.

Depth to mineralization in the HJ Horizon ranges from approximately 350 to 500 ft, averaging 435 ft.  In the KM Horizon, it ranges from 525 to 625 ft, averaging 540 ft.  Depth increases by roughly 50 to 75 ft in the western portion of the Project and shallows likewise to the east.

For this technical report, an NI 43-101-compliant Mineral Resource estimation was prepared for the Project by URE and was reviewed and validated by Author Robert D. Maxwell, CPG, of Behre Dolbear.  This estimate was prepared by the GT contour method, previously described, and identifies approximately 5.22 million pounds at an average grade of 0.055 percent eU3O8, contained in 4.73 million tons and categorized as Measured and Indicated Mineral Resources; and an additional 0.78 million pounds at an average grade of 0.051 percent eU3O8, contained in 0.77 million tons and categorized as an Inferred Mineral Resource.

As identified above, the mineral resources stated in this PA, calculated by the GT contour method (the second method described above), including Measured, Indicated and Inferred Mineral Resources, were reviewed, evaluated and validated by Author Maxwell for use in the economic evaluation.  The evaluation included, but was not limited to, review of historical and recent drilling data including geophysical and lithologic logs, available drill hole location and deviation data, mineralization intercept data tables, gamma count readouts, grade thickness contour maps, an evaluation of ground water levels and relative mineralization depths and review of geologic cross sections.  As a result of the resource evaluation, defined Measured, Indicated and Inferred Mineral Resources at the Project have been identified.  For purposes of this PA, an 80 percent recovery was used, based on site-specific, laboratory recovery test data.  Thus, the financial evaluations developed in this study assume approximately 4.81 million pounds of uranium (as U3O8) can be recovered at the Project based on the knowledge of resources developed on the Project at this time.

The geological mineralized zone is the sandstone unit where economic concentrations of uranium exist and in which the leaching solutions are injected and recovered.  It is a saturated zone bounded between other zones of low permeability, typically shales or mudstones, termed aquitards.  In order to mine the uranium resources at the Project, infrastructure including wellfields and a Plant have been designed and are planned for construction.  Wellfields are located in designated Resource Areas situated above the defined mineralized zone and will feature wells, piping and controls for the ISR process and are sized for the desired production goals.  The piping/well system will inject a water-leaching solution into the mineralized zone and recover the uranium-enriched water after it has flowed through the mineralized zone.

Development of the initial Resource Area will begin at the same time Plant construction is initiated.  Additional portions and/or wellfield areas will be put into service until the Plant flow capacity is reached.  Subsequently, the remainder of the Resource Areas will be developed in such a way as to allow for Plant capacity to be maintained.  Eventually, all the patterns in a given Resource Area will reach their economic limit and production flow in that Resource Area will be terminated.  At that time, all production flow to the Plant will be derived from the additional Resource Areas and restoration activities will commence in the initial Resource Area.  Additional production will be implemented similarly until each area has been depleted at which point groundwater restoration will commence.  Further drilling by URE may delineate additional Resource Areas which may be scheduled for future production in a manner similar to the five Resource Areas currently defined for this Project.  Table S-2 provides an inventory of header houses and wells included in the Project by Resource Area.

Table S-2:  Project Header House and Well Inventory by Resource Area

	Resource Areas
Item	1	2	3	4	5
Header Houses	12	16	4	5	3
Injection Wells	404	562	149	170	102
Recovery Wells	231	321	85	97	58
Interior Monitoring Wells	26	36	18	22	18
Perimeter Monitoring Wells	28	38	25	23	23
Disposal Wells (2)	0	0	0	0	0

The Plant has been designed to process 6,000 gallons per minute (gpm) of ground water extracted from the mineralized zone with a recovery of approximately one million pounds of dry yellowcake per year through four major solution circuits: the recovery/extraction ion exchange (IX) circuit; the elution circuit; a yellowcake precipitation circuit; and the dewatering, drying and packaging circuit.  The evaluation in this PA is based on the one million pound Plant capacity and buildout.  Note, however, that URE’s license/permit applications for the Plant are for the processing of up to two million pounds of yellowcake per year (measured as dry yellowcake).

The system has been designed to recycle and reuse most of the solutions inside each circuit.  A bleed will be taken from the overall process to ensure that slightly less water is injected back into the wellfield than was initially recovered to maintain an inward ground water gradient toward the wellfield.  This bleed solution will be treated via reverse osmosis and the brine routed to the waste deep disposal wells (DDW).  The yellowcake will be packaged in approved 55-gallon steel drums, and transported to a licensed uranium conversion facility.

Using the estimated CAPEX, OPEX and closure costs presented herein, a cash flow statement has been developed and is provided in Table S-3 at page 14.  The statement assumes no escalation, no debt, no debt interest or capital repayment and no depreciation or income tax costs.  The sale price for the produced uranium is assumed to vary based on the RBC Dominion Securities, Uranium Market Outlook, Fourth Quarter 2010 (RBC, Q4 2010).  The revenue for the cash flow estimate was developed using the GT contour mineral resource estimate for the Project, and further assumes that, based on an 80 percent recovery factor for the Resource Areas, approximately 4.81 million pounds of U3O8 will be recovered at the Project.

CAPEX costs were developed by TREC based on the current Project design, quantities and unit costs obtained from various sources.  The Authors predict the level of accuracy of the CAPEX estimate is +/- 15 percent.  The estimated costs for the major items identified in this study have been sourced in the United States.

OPEX cost estimates were developed by evaluating each process unit operation and associated operating services (power, water, air, waste disposal), infrastructure (offices, change rooms, shop), salary plus burden, and environmental control (heat, air conditioning, monitoring).  The OPEX estimate is based on URE’s development plan and associated Resource Areas, deliverables, process flow sheets, process design, materials balance and Project manpower schedule.  The Annual OPEX and Closure cost summary is provided in Table S-4 (at page 15).  The Authors predict the level of accuracy of the OPEX estimate is +/- 15 percent.

This PA assumes the Project start date is January, 2011.  The Project start date is used in the economic analyses presented herein as the demarcation between Project costs and sunk costs.  The Project start date is used only for purposes of the economic analysis.  It does not define the start of construction or the start of production, both of which will occur after the Project start date.

The cash flow includes pre-production costs starting in 2011.  The start of production is assumed to be Quarter 4 of 2012 with mining through 2017 and end of restoration and stabilization in 2022.  The production plan is subject to change as a result of differences between actual and assumed permit/license approval, extraction schedules, variations with Resource Area recoveries, Plant issues, economic conditions, etc.

The Net Present Value (NPV) calculations make the simplifying assumption that cash flows occur in the middle of the periods.  The NPV is calculated from the discounted cash flow model and is based on the CAPEX, OPEX and closure cost estimates, a variable future uranium price (RBC, Q4 2010) and the anticipated production schedule.

The Project has initial capital costs of $35.06 million including:  Plant cost of $17.5 million, pre-production costs of $7.8 million, initial Resource Area construction cost of $5.62 million; and DDW cost $4.125 million.  As described above, URE has purchased, or has purchased and partially paid for, some Plant equipment prior to the January 1, 2011 Project start date identified in this PA.  Costs for that equipment are considered sunk costs and are not included in the Project totals presented here.

The estimated commencement of construction is in Quarter 1 of 2012.  As previously stated, the Project is estimated to generate net earnings over the life of the Project, before income tax, of $178.96 million. Payback is estimated in Quarter 4 of 2013.  It is estimated that the Project has an IRR of 91 percent and a NPV of $118.1 million applying an eight percent discount rate.  The estimated cost of uranium produced is $42.65 per pound including all costs, with an estimated operation cost of $19.66 per pound.  See Tables S-3 and S-4.

Cautionary statement: this PA is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The estimated mineral recovery used in this PA is based on both site-specific laboratory recovery data as well as URE personnel and industry experience at similar facilities.  There can be no assurance that recovery at this level will be achieved.

Preliminary Assessment, Lost Creek Property

Table S-3: Cash Flow Statement ($US 000s), Lost Creek Project

Uranium Price (3):	$65.00	$75.00	$80.00	$80.00	$80.00	$80.00	$80.00	$80.00	$70.00	$55.00	$55.00	$55.00	$55.00
Item	Year -1 (2011)	Year 1 (2012)	Year 2 (2013)	Year 3 (2014)	Year 4 (2015)	Year 5 (2016)	Year 6 (2017)	Year 7 (2018)	Year 8 (2019)	Year 9 (2020)	Year 10 (2021)	Year 11 (2022)	Year 12 (2023)	Total
UR Energy Production ('000 lbs) (1)(2)	0	99	1,032	1,081	1,081	1,081	431	0	0	0	0	0	0	4,805
Gross Sales (3)(4)	$0.0	$7,412.2	$82,567.8	$86,482.8	$86,482.8	$86,482.8	$34,445.5	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$383,873.9
less: extraction and private royalty fees at 1.67% royalty	$0.0	$326.0	$459.0	$459.0	$459.0	$0.0	$91.5	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$1,794.7
less: Gross Products+Severance Severance tax (6)	$0.0	$459.4	$4,961.6	$5,195.8	$5,195.8	$5,173.2	$2,065.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$23,050.8
Net Sales	$0.0	$6,626.7	$77,147.1	$80,828.0	$80,828.0	$81,309.6	$32,289.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$359,028.4
Operational Costs
Total Op Costs	$0.0	$10,057.1	$17,924.5	$14,213.3	$12,354.3	$14,124.5	$8,902.1	$6,786.7	$-736.5	$3,900.1	$-8,153.9	$-8,079.9	$0.0	$71,292.5
Wellfield Development (5)	$0.0	$5,619.1	$11,238.2	$11,238.2	$11,238.2	$11,238.2	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$50,572.1
Total Closure Costs	$0.0	$0.0	$1,057.5	$1,057.5	$1,057.5	$1,057.5	$1,057.5	$1,057.5	$2,115.0	$2,115.0	$4,230.1	$5,287.6	$1,057.5	$21,150.5
Home Office Support and Allocated Overhead	$175.0	$175.0	$175.0	$175.0	$175.0	$175.0	$175.0	$175.0	$175.0	$175.0	$175.0	$75.0	$0.0	$2,000.0
Project Cash Flow	$-175.0	$-9,224.5	$46,751.9	$54,143.9	$56,002.9	$54,714.3	$22,154.4	$-8,019.3	$-1,553.6	$-6,190.2	$3,748.8	$2,717.3	$-1,057.5	$214,013.4
Capitalized Costs
Pre-Production Costs	$2,945.6	$4,898.6	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$7,844.2
Capital expenditure (7)	$5,442.3	$21,769.3	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$27,211.6
CASH FLOW AFTER CAPEX	$-8,562.9	$-35,892.4	$46,751.9	$54,143.9	$56,002.9	$54,714.3	$22,154.4	$-8,019.3	$-1,553.6	$-6,190.2	$3,748.8	$2,717.3	$-1,057.5	$178,957.6
Opening cash balance	$0.0	$-8,562.9	$-44,455.3	$2,296.6	$56,440.5	$112,443.4	$167,157.7	$189,312.1	$181,292.8	$179,739.2	$173,549.0	$177,297.8	$180,015.1
Closing Cash Balance	$-8,562.9	$-44,455.3	$2,296.6	$56,440.5	$112,443.4	$167,157.7	$189,312.1	$181,292.8	$179,739.2	$173,549.0	$177,297.8	$180,015.1	$178,957.6

Notes:	1. Production is based on a 80% recovery of the total of Measured, Indicated, and Inferred resources per NI 43-101 Section 2.3(3).
2. Production is in years 2012 through 2017 and assumes applicable permits and licenses are received in time to start production in early 2012.
3. Uranium Price from RBC Dominion Securities - Uranium Market Outlook, Fourth Quarter 2010.
4. All amounts in US $ 000s.
5. Wellfield Development costs after production start are included as an Operational Expense, and averaged between the years of development
6. Gross products and Severance tax amounts are based on a variable Gross Products Tax rate and Severance Tax rate of 4%.
7. Plant CAPEX, two deep disposal wells and the first wellfield area (20% of total) are included in Year -1 (2011). Well-field costs are expensed 20% Years 2012-2016.
8. Income Tax Is Not included In Lost Creek Project Cash Flow.
The IRR and NPV analyses are based on Years -1 to Year 12.

IRR =	91% Assuming no depreciation, no income tax, no escalation, and variable uranium price as indicated above.

Net Present Value Versus Discount Rate
Discount Rate	NPV ($US 000s )
5%	$137,587
8%	$118,052
10%	$106,773

Preliminary Assessment, Lost Creek Property

Table S-4: Annual Operating Cost (OPEX) Summary, Lost Creek Project

Life of Mine Operation Costs	Year -1 (2011)	Year 1 (2012)	Year 2 (2013)	Year 3 (2014)	Year 4 (2015)	Year 5 (2016)	Year 6 (2017)	Year 7 (2018)	Year 8 (2019)		Year 9 (2020)	Year 10 (2021)		Year 11 (2022)		Year 12 (2023)	Total	Cost per LB
Description																		4,804,600
Salaries and Wages (Plant)	$0	$546,721	$2,186,884	$2,186,884	$2,186,884	$2,186,884	$1,749,507	$1,312,130		$874,754	$874,754		$437,377		$218,688	$0	$14,761,467	$3.38
Salaries and Wages (Wellfield)	$0	$463,820	$1,855,280	$1,855,280	$1,855,280	$1,855,280	$1,484,224	$1,113,168		$742,112	$742,112		$371,056		$185,528	$0	$12,523,140	$2.87
Wellfield Costs (excludes closure related)	$0	$687,641	$2,750,566	$2,750,566	$2,750,566	$2,750,566	$2,750,566	$2,200,452		$1,650,339	$1,100,226		$0		$0	$0	$19,391,487	$4.44
Processing Plant Costs (excludes closure related)	$0	$402,080	$1,608,321	$1,608,321	$1,608,321	$1,608,321	$1,286,657	$964,993		$643,329	$482,496		$0		$0	$0	$10,212,841	$2.34
Plant Power Costs (excludes closure related) (7)	$0	$235,625	$942,500	$942,500	$942,500	$942,500	$754,000	$565,500		$377,000	$282,750		$0		$0	$0	$5,984,876	$1.37
Product Shipping Costs	$0	$3,121	$130,370	$136,552	$136,552	$136,552	$54,388	$0		$0	$0		$0		$0	$0	$597,534	$0.14
BLM & State Land Holding & Surface Impact Cost (4)	$0.0	$29,740.0	$30,700.0	$30,700.0	$30,700.0	$30,700.0	$30,700.0	$30,700.0		$30,700.0	$30,700.0		$30,700.0		$30,700.0	$0.0	$336,740	$0.08
NRC Fees (5)	$0	$435,320	$125,320	$125,320	$125,320	$94,320	$94,320	$94,320		$94,320	$94,320		$94,320		$94,320	$0	$1,471,520	$0.34
Insurance and Bonding	$0	$6,338,779	$6,665,028	$3,285,046	$1,595,055	$3,235,340	$-111,505	$-111,505	$ -	5,082,066	$-61,799	$ -	8,346,068	$ -	7,874,589	$0	$-468,285	$-0.11
Subtotal: (10% contingency added to subtotal)	$0	$10,057,133	$17,924,466	$14,213,286	$12,354,296	$14,124,510	$8,902,143	$6,786,735		$-736,464	$3,900,115	$ -	8,153,877	$ -	8,079,888	$0	$71,292,453
Closure Costs - less Wages	$0	$0	$1,057,523	$1,057,523	$1,057,523	$1,057,523	$1,057,523	$1,057,523		$2,115,046	$2,115,046		$4,230,093		$5,287,616	$1,057,523	$21,150,464	$4.40
Home Office Support and Allocated Overhead	$175,000	$175,000	$175,000	$175,000	$175,000	$175,000	$175,000	$175,000		$175,000	$175,000		$175,000		$75,000	$0	$2,000,000	$0.42
Subtotal:	$175,000	$175,000	$1,232,523	$1,232,523	$1,232,523	$1,232,523	$1,232,523	$1,232,523		$2,290,046	$2,290,046		$4,405,093		$5,362,616	$1,057,523	$23,150,464
TOTAL	$175,000	$10,232,133	$19,156,989	$15,445,809	$13,586,819	$15,357,033	$10,134,666	$8,019,258		$1,553,582	$6,190,162	$ -	3,748,784	$ -	2,717,272	$1,057,523	$94,442,917	$19.66

Notes:	1. Plant and Wellfield Capex is in Year -1 (2011). Wellfield development is in years -1, 1, 2, 3, & 4 (2011 thru 2015).
2. Costs include 10% contingency
3. Closure costs assume no salvage value for materials and equipment
4. BLM land holding cost is an annual assessment of $140 on each of claim (201 total). State fees include $1,280 annual lease plus surface impact of $2/acre

5. NRC annual fees include $8,320 for Annual Inspections, $50K for NRC Project Manager, $36K for License fees. Dryer Amendment, KM Amendment in Year 2012. Mine Unit Reviews in Years 2012, 2013, 2014, and 2015.

6. Shipping costs are calculated with 19 ton shipments, $4.00/mile and 1,200 miles to the conversion facility
7. Power in Year -1 estimated for construction use

The Project is sensitive to changes in the price of uranium as shown in Figure S-1.  A one dollar change in the commodity price results in a $3.37 million dollar change (IRR: approximately two percent) to the NPV at a discount rate of eight percent. This analysis is based on a variable commodity price per pound.  The Project is also slightly sensitive to changes in either CAPEX or OPEX costs as shown in Figure S-1.  A five percent variation in OPEX results in a $3.24 million variation in NPV and a five percent variation in CAPEX results in a $3.02 million variation to the NPV.  This analysis is based on an eight percent discount rate and a variable commodity price per pound.

Figure S-1

The estimated quantity of uranium recovered used in this PA is based on site-specific, laboratory recovery tests and previous regional ISR mine experience.  A recovery factor of 80 percent is used in this PA.  Given the site-specific data, Authors Matthew Yovich, P.E. and Douglass Graves, P.E., believe that the use of the assumed recovery factor is reasonable and appropriate.  However, there is no assurance that recovery at such a level will be achieved.  Figure S-2, below, illustrates the sensitivity of NPV to uranium recovery.  The NPV changes approximately $33.62 million per ten percent change in uranium recovery based on an eight percent discount rate.

The estimated financial results are based on the estimated CAPEX, OPEX and closure costs and assumptions presented in this PA.  Additionally, the financial results assume that uranium recovery is consistent with URE’s and TREC’s production model and assumed depletion rate.

Figure S-2

LOST CREEK PROPERTY
NPV vs. Percent of Resources Recovered
250.00
200.00
150.00
100.00
50.00
0.00
-50.00
-100.00
-150.00
NPV ($USM)
110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
Percent Uranium Recovery

The Authors have assumed that URE’s operations at the Project will be conducted in conformance with applicable laws, regulations and requirements of the various federal and state agencies.  It is also assumed that organization and management controls will be established to ensure compliance and further implement URE’s policy for providing a safe working environment including the philosophy of maintaining radiation exposures as low as is reasonably achievable (ALARA).

The Authors find that the technical and economic viability of the Project is favorable.  However, this PA is preliminary in nature and uses inferred as well as measured and indicated resources.  The inferred resources used in this PA are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the mineral recovery or the economics presented in this PA will be realized.  This PA is based on the assumptions and information presented herein.

Based on the findings herein, the Authors recommend that URE continues to pursue this Project.  This report also identifies a number of additional recommendations including pursuit and execution of an 11(e).2 Byproduct/Waste Disposal Agreement; performance of additional delineation drilling in Resource Areas containing Indicated and Inferred Mineral Resources, and performance of further drilling along the mineralization trends to define any additional target areas both within the Project area and on the Adjoining Properties.  Additionally, it is recommended that URE evaluate and pursue, if appropriate, permit license amendments to allow the construction and operation of the yellowcake drying circuit, mining of the KM Horizon and other Resource Areas that may be identified on the Project in the future.

RISK FACTORS

The Corporation operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties.  The risks described below should be considered carefully when assessing an investment in the Common Shares of the Corporation.  The occurrence of any of the following events could harm the Corporation.  If these events occur, the trading price of the Corporation’s Common Shares could decline, and shareholders may lose part or even all of their investment.

Exploration Stage Corporation

The Corporation is engaged in the business of acquiring and exploring mineral properties in the hope of locating economic deposits of minerals. The Corporation’s property interests are in the exploration stage. Accordingly, there is little likelihood that the Corporation will realize profits in the short term. Any profitability in the future from the Corporation’s business will be dependent upon development of an economic deposit of minerals and further exploration and development of other economic deposits of minerals, each of which is subject to numerous risk factors. Further, there can be no assurance, even when an economic deposit of minerals is located, that any of the Corporation’s property interests can be commercially mined. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time which a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  It is impossible to ensure that the current exploration programs of the Corporation will result in profitable commercial mining operations. The profitability of the Corporation’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors. Substantial expenditures are required to establish resources and reserves which are sufficient to commercially mine some of the Corporation’s properties and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

Uranium Prices

The price of uranium fluctuates. The future direction of the price of uranium will depend on numerous factors beyond the Corporation’s control including international, economic and political trends; changes in public acceptance of nuclear power generation as a result of any future accidents or terrorism at nuclear facilities, including the effects on the market due to the events following the earthquake and tsunami in Japan; governmental regulations; expectations of inflation; currency exchange fluctuations; interest rates; global or regional consumption patterns; speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of uranium, and therefore on the economic viability of the Corporation’s properties, cannot accurately be predicted. As the Corporation remains at the exploration stage, it is not yet possible for it to adopt specific strategies for controlling the impact of fluctuations in the price of uranium.

Permitting, licensing and approval processes may result in conditions which the Corporation may be unable to achieve

Many of the operations of the Corporation require licenses and permits from various governmental authorities. The Corporation believes it holds or is in the process of obtaining all necessary licenses and permits to carry on the activities which it is currently conducting or proposes to conduct under applicable laws and regulations. Such licenses and permits are subject to changes in regulations and changes in various operating circumstances. There can be no guarantee that the Corporation will be able to obtain all necessary licenses and permits that may be required to maintain its exploration and mining activities including constructing mines or milling facilities and commencing operations of any of its exploration properties. In addition, if the Corporation proceeds to production on any exploration property, it must obtain and comply with permits and licenses which may contain specific operating conditions. There can be no assurance that the Corporation will be able to obtain such permits and licenses or that it will be able to comply with any such conditions.

Environmental regulations are increasing and costly

Environmental legislation and regulation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental quality requirements and reclamation laws imposed by federal, state, provincial, and local governmental authorities may require significant capital outlays, materially affect the economics of a given property, cause material changes or delays in intended activities, and potentially expose the Corporation to litigation. The Corporation cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on the Corporation’s operations.  Historic mining activities have occurred on and around certain of the Corporation’s properties. If such historic activities have resulted in releases or threatened releases of regulated substances to the environment, potential for liability may exist under federal or state remediation statutes.

Uranium Market and Limited Customers

The marketability of uranium and acceptance of uranium mining is subject to numerous factors beyond the control of the Corporation. The price of uranium may experience volatile and significant price movements over short periods of time. See “Risk Factors – Uranium Prices” above. Factors affecting the market include demand for nuclear power; changes in public acceptance of nuclear power generation as a result of any future accidents or terrorism at nuclear facilities, including the effects on the market due to the events following the earthquake and tsunami in Japan; political and economic conditions in uranium mining, producing and consuming countries; costs and availability of financing of nuclear plants; reprocessing of spent fuel and the re-enrichment of depleted uranium tails or waste, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production in geographical areas such as Russia, Africa and Australia.

Deregulation of the Electrical Utility Industry and Acceptance of Nuclear Energy

The Corporation’s future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the United States and Europe, is expected to affect the market for nuclear and other fuels for years to come, and may result in a wide range of outcomes including the expansion or the premature shutdown of nuclear reactors.  Maintaining the demand for uranium at current levels and future growth in demand will depend upon acceptance of the nuclear technology as a means of generating electricity.  Lack of public acceptance of nuclear technology would adversely affect the demand for nuclear power and potentially increase the regulation of the nuclear power industry.

Value of the Common Shares

The value of the Corporation’s Common Shares could be subject to significant fluctuations in response to variations in quarterly and yearly operating results, the success of the Corporation’s business strategy, competition, financial markets, commodity prices or applicable regulations which may affect the business of the Corporation and other factors.

No current mineral reserves

Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only.  In addition, the quantity of reserves or resources may vary depending on commodity prices.  Any material change in the quantity of resources, grade, or production costs may affect the economic viability of the Corporation’s properties.

Management, Dependence on Key Personnel, Contractors and Service Providers

Shareholders will be relying on the good faith, experience and judgment of the Corporation’s management and advisors in supervising and providing for the effective management of the business and the operations of the Corporation and in selecting and developing new investment and expansion opportunities. The Corporation may need to recruit additional qualified employees, contractors and service providers to supplement existing management, the availability of which cannot be assured. The Corporation will be dependent on a relatively small number of key persons including specifically W. William Boberg, President and Chief Executive Officer, Harold Backer, Executive Vice President, Geology & Exploration and Wayne Heili, Vice President Mining & Engineering, the loss of any one of whom could have an adverse effect on the Corporation’s business and operations.  The Corporation does not hold key man insurance in respect of any of its executive officers.

Mining operations involve a high degree of risk and the results of exploration and ultimate productions are highly uncertain

The exploration for, and development of, mineral deposits involves significant risks which a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral resources or reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs planned by the Corporation will result in a profitable commercial operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as uranium prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of uranium and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. The Corporation’s operations will be subject to all the hazards and risks normally encountered in the exploration and development of uranium, including unusual and unexpected geology formations, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.

Regulatory Requirements

The Corporation’s business is subject to various federal, state, provincial and local laws governing prospecting and development, taxes, labor standards and occupational health, mine and radiation safety, toxic substances, environmental protection and other matters. Exploration and development are also subject to various federal, state, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of waste water and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively restore mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents. A violation of these laws may result in the imposition of substantial fines and other penalties and potentially expose the Corporation to litigation.  There can be no assurance that the Corporation will be able to meet all the regulatory requirements in a timely manner or without significant expense or that the regulatory requirements will not change to delay or prohibit the Corporation from proceeding with certain exploration and development.

Possible Amendment to Mining Law of 1872

Members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the United States Mining Law of 1872, as amended. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact the Corporation’s ability to develop mineralized material on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims.   Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect the financial performance of the Corporation.

Additional Funding

Additional funds will be required for future exploration, development and production.  The source of future funds available to the Corporation is through the sale of additional equity capital, proceeds from the exercise of convertible equity instruments outstanding or borrowing of funds.  There is no assurance that such funding will be available to the Corporation.  Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favorable to the Corporation or will provide the Corporation with sufficient funds to meet its objectives, which may adversely affect the Corporation’s business and financial position.  In addition, any future equity financings by the Corporation may result in substantial dilution for existing shareholders of the Corporation.

Competition

The international uranium industry is highly competitive. The Corporation’s activities are directed toward the search, evaluation, acquisition and development of uranium deposits. There is no certainty that the expenditures to be made by the Corporation will result in discoveries of commercial quantities of uranium deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration and development efforts.

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Uncertain Global Economic Conditions

Current conditions in the domestic and global economies are uncertain. There continues to be a high level of market instability and market volatility with unpredictable and uncertain financial market projections. The impacts of a global recession or depression, commodity price fluctuations, the availability of capital and the acceptance of nuclear energy may have consequences on the Corporation and its share price.  In addition, it could have consequences on the nuclear industry’s ability to finance future construction of nuclear generating facilities.  Global financial problems and lack of confidence in the strength of global financial institutions have created many economic and political uncertainties that have impacted the global economy. As a result, it is difficult to estimate the level of growth for the world economy as a whole. It is even more difficult to estimate growth in various parts of the world economy, including the markets in which the Corporation participates. All components of the Corporation’s budgeting and forecasting are dependent on commodity prices and their fluctuations as well as political acceptance and policy. The prevailing economic uncertainties render estimates of future expenditures difficult.

Acquisitions and Integration

From time to time, the Corporation examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Corporation may choose to complete may be of a significant size, may change the scale of the Corporation’s business and operations, and may expose the Corporation to new geographic, political, operating, financial and geological risks. The Corporation’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Corporation. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Corporation has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Corporation may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Corporation’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Corporation chooses to raise debt capital to finance any such acquisition, the Corporation’s leverage will be increased. If the Corporation chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Corporation may choose to finance any such acquisition with its existing resources. There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Lack of Earnings and Dividend Record

The Corporation has no earnings or dividend record.  It has not paid dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future.  Payments of any dividends will be at the discretion of the board of directors of the Corporation after taking into account many factors, including the Corporation’s financial condition and current and anticipated cash needs.

Impact of Hedging Activities on Profitability

Although the Corporation has no present intention to do so, it may hedge a portion of its future uranium production to protect it against low uranium prices and/or to satisfy covenants required to obtain project financings.  Hedging activities are intended to protect the Corporation from the fluctuations of the price of uranium and to minimize the effect of declines in uranium prices on results of operations for a period of time. Although hedging activities may protect a company against low uranium prices, they may also limit the price that can be realized on uranium that is subject to forward sales and call options where the market price of uranium exceeds the uranium price in a forward sale or call option contract.

Title to Property May Be Uncertain

Although the Corporation has obtained title opinions with respect to certain of its properties and has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned.  Third parties may have valid claims underlying portions of the Corporation’s interests.  The Corporation’s mineral properties in the United States consist of leases to private mineral rights, leases covering state lands and unpatented mining claims. Many of the Corporation’s mining properties in the United States are unpatented mining claims to which the Corporation has only possessory title. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively ownership of such claims.  These uncertainties relate to such things as sufficiency of mineral discovery, proper posting and marking of boundaries and possible conflicts with other claims not determinable from descriptions of record. The present status of the Corporation’s unpatented mining claims located on public lands allows the Corporation the exclusive right to mine and remove valuable minerals. The Corporation is allowed to use the surface of the public lands solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. The Corporation remains at risk that the mining claims may be forfeited either to the United States or to rival private claimants due to failure to comply with statutory requirements. The Corporation has taken or will take appropriate curative measures to ensure proper title to its properties where necessary and where possible.

Land Claims

Certain properties in which the Corporation has an interest may be the subject of aboriginal land claims.  As a result of these claims, the Corporation may be significantly delayed or unable to pursue exploration and production activities in respect of these properties or may have to expend considerable management resources and funds to adequately meet the regulatory requirements to pursue activities in respect of these properties.

Litigation

Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. From time to time, the Corporation may be involved in disputes with other parties in the future which may result in litigation or other proceedings. The results of litigation or any other proceedings cannot be predicted with certainty. If the Corporation is unable to resolve any such disputes favourably, it could have a material adverse effect on the Corporation’s financial position, results of operations or the Corporation’s property development.

Uninsured Hazards

The Corporation currently carries insurance coverage for general liability, directors’ and officers’ liability and other matters.  The Corporation intends to carry insurance to protect against certain risks in such amounts as it considers adequate.  The nature of the risks the Corporation faces in the conduct of its operations is such that liabilities could exceed policy limits in any insurance policy or could be excluded from coverage under an insurance policy.  The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Corporation’s business and financial position.

Conflicts of Interest

Certain directors of the Corporation also serve as directors and officers of other companies involved in natural resource exploration, development and production. Consequently, there exists the possibility that such directors will be in a position of conflict of interest. Any decision made by such directors involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a material interest.

U.S. Federal Income Tax Consequences to U.S. Shareholders Under the Passive Foreign Investment Company Rules

The Corporation expects, based upon current business plans and financial expectations, that it will be classified as a “passive foreign investment company” (a “PFIC”) as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for the current tax year and may be a PFIC in future tax years. If the Corporation is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions.

The adverse tax consequences under the PFIC rules may be reduced or mitigated if a U.S. shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares.  A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders.  The Corporation will use its commercially reasonable efforts to make available to U.S. Holders, upon their written request:  (a) timely and accurate information as to its status as a PFIC and the PFIC status of any subsidiary in which the Corporation owns more than 50% of such subsidiary’s total aggregate voting power, and (b) for each year in which the Corporation is a PFIC, upon written request, all information and documentation that such purchaser making a “qualified electing fund” election pursuant to Section 1295 of the U.S. Internal Revenue Code with respect to the Corporation and each more than 50% owned subsidiary which constitutes a PFIC is required to obtain for U.S. federal income tax purposes. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein.  Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Status as a Foreign Private Issuer

Ur-Energy is a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and, therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related rules and regulations.  In order for the Corporation to maintain its current status as a foreign private issuer, a majority of its Common Shares must be either directly or indirectly owned of record by non-residents of the U.S., as it does not currently satisfy any of the additional requirements necessary to preserve this status.  The Corporation may in the future lose its foreign private issuer status if a majority of its shares are owned of record by residents of the U.S. and it continues to fail to meet the additional requirements necessary to avoid loss of foreign private issuer status.  The regulatory and compliance costs to the Corporation under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”).  If it is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms required of a foreign private issuer.  In addition, the Corporation may lose the ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.  Further, if the Corporation engages in capital raising activities through private placements after losing its foreign private issuer status, there is a higher likelihood that investors may require the Corporation to file resale registration statements with the SEC as a condition to any such financing.

DIVIDENDS

As of the date hereof, the Corporation has not paid any dividends on its outstanding Common Shares and has no current intention to declare dividends on its Common Shares in the foreseeable future.  Any decision to pay dividends on its Common Shares in the future will be dependent upon the financial requirements of the Corporation to finance future growth, the general financial condition of the Corporation and other factors which the board of directors of the Corporation may consider appropriate in the circumstances.

CAPITAL STRUCTURE OF THE CORPORATION

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Class A Preference Shares.  As of March 17, 2011, 103,437,680 Common Shares are issued and outstanding and no preferred shares are issued and outstanding.  The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Corporation.  The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

The Corporation’s Class A Preference Shares are issuable by the directors in one or more series and the directors have the right and obligation to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.  The rights of the holders of Common Shares will be subject to, and may be adversely affected by, the rights of the holders of any Class A Preference Shares that may be issued in the future.  The Class A Preference Shares, may, at the discretion of the board of directors, be entitled to a preference over the common shares and any other shares ranking junior to the Class A Preference Shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up.

MARKET FOR SECURITIES OF THE CORPORATION

Since November 29, 2005, the Corporation’s Common Shares have been listed and posted for trading on the Toronto Stock Exchange under the trading symbol “URE.”  The following table sets forth the price range per share and trading volume for the Common Shares:

	Common Shares
	Volume	High	Low
		(CDN$)
2010
January	6,446,800	$1.03	$0.81
February	4,280,000	$0.90	$0.77
March	4,520,100	$0.88	$0.78
April	2,587,800	$0.95	$0.83
May	5,309,400	$1.08	$0.90
June	2,304,300	$1.02	$0.82
July	3,199,500	$0.92	$0.76
August	1,727,300	$0.90	$0.83
September	5,309,300	$1.02	$0.85
October	9,903,800	$1.52	$0.97
November	14,189,600	$2.34	$1.33
December	11,711,300	$3.03	$2.12
2011
January	12,866,900	$3.34	$2.46
February	12,962,400	$3.35	$2.58
March 1-16	16,968,500	$2.80	$1.22

Since July 24, 2008, the Corporation’s Common Shares have been listed for trading on the NYSE Amex Exchange under the trading symbol “URG.” The following table sets forth the price range per share and trading volume for the Common Shares:

	Common Shares
	Volume	High	Low
		(US$)
2010
January	1,617,700	$1.00	$0.78
February	1,970,600	$0.92	$0.73
March	2,261,200	$0.86	$0.76
April	2,176,600	$0.96	$0.82
May	6,439,600	$1.06	$0.84
June	2,852,700	$1.00	$0.78
July	1,318,500	$0.88	$0.73
August	1,153,700	$0.88	$0.80
September	5,602,400	$1.01	$0.81
October	10,862,600	$1.48	$0.96
November	27,888,200	$2.29	$1.32
December	35,090,700	$3.05	$2.09
2011
January	33,820,800	$3.33	$2.48
February	26,079,600	$3.37	$2.63
March 1-16	36,039,900	$2.56	$1.25

DIRECTORS AND EXECUTIVE OFFICERS

Set out below are the names, committee memberships (as at the date hereof), municipalities of residence, principal occupations and periods of service of the directors and executive officers of the Corporation.

Name and Municipality of Residence	Position with Corporation and Principal Occupation Within the Past Five Years	Period(s) of Service as a Director	Common Shares Beneficially Owned or Subject to Control or Direction
Jeffrey T. Klenda Golden, Colorado	Chair and Executive Director	August 2004 – present	1,649,900
W. William Boberg(5) Morrison, Colorado	President, Chief Executive Officer and Director Consulting Geologist	January 2006 – present	579,465
James M. Franklin(1) (5) Ottawa, Ontario	Director Consulting Geologist / Adjunct Professor of Geology Queen’s University, Laurentian University and University of Ottawa	March 2004 – present	450,000
Paul Macdonell (1) (2) (3)(4) (6) Mississauga, Ontario	Director Senior Mediator, Government of Canada	March 2004 – present	90,000
Thomas Parker (1) (2) (3)(4)(5) Kalispell, Montana	Director Mining Corporation Executive	July 2007 – present	4,000
Roger Smith(4) Littleton, Colorado	Chief Financial Officer and Vice President, Finance, IT & Administration	N/A	31,982
Harold A. Backer Parker, Colorado	Executive Vice President Geology and Exploration	N/A	Nil
Paul Pitman Brampton, Ontario	Vice President, Canadian Exploration	March 2004 – May 2007	Nil
Wayne Heili Casper, Wyoming	Vice-President, Mining and Engineering	N/A	5,000
Paul G. Goss Littleton, Colorado	General Counsel and Corporate Secretary	N/A	Nil

(1)
Member of the Audit Committee.  Dr. Franklin joined the Audit Committee as a temporary member in May 2010, following the resignation of Mr. Robert Boaz.  Dr. Franklin became a regular member of the Audit Committee in October 2010.

(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of Treasury and Investment Committee.
(5)	Member of the Technical Committee
(6)
Mr. Macdonell was a director of Wedge Energy International Inc. (“Wedge”).  Wedge was subject to a Management Cease Trade Order imposed by the Ontario Securities Commission (“OSC”) on May 31, 2007.  The Order was lifted by the OSC on August 14, 2007.

The following sets out additional information with respect to the age, education, experience and employment history of each of the directors and executive officers referred to above during the past five years.

Directors

Jeffrey T. Klenda, 54, B.A.	Chair & Executive Director

Mr. Klenda graduated from the University of Colorado in 1980 and began his career as a stockbroker specializing in venture capital offerings.  Prior to founding the Corporation in 2004, he worked as a Certified Financial Planner and was a member of the International Board of Standards and Practices.  In 1986, he started Klenda Financial Services, an independent financial services company providing investment advisory services to high-end individual and corporate clients as well as providing venture capital to corporations seeking entry to the U.S. securities markets. In the same year Mr. Klenda formed Independent Brokers of America, Inc., a national marketing organization.  He also served as President of Security First Financial, a company he founded to provide consultation to individuals and corporations seeking investment management and early stage funding.  Over the last 30 years, Mr. Klenda has acted as an officer and/or director for numerous publicly traded companies.  Mr. Klenda has served as the Chair of the Board of Directors and Executive Director of the Corporation since 2006.

W. William (Bill) Boberg, 71, M.Sc., P Geo	President, Chief Executive Officer& Director

Mr. Boberg is the Corporation’s President and Chief Executive Officer and a director (since January 2006).  Previously, Mr. Boberg was the Corporation’s senior U.S. geologist and Vice President U.S. Operations (September 2004 to January 2006). Before his initial involvement with the Corporation in 2004, he was a consulting geologist having over 40 years experience investigating, assessing and developing a wide variety of mineral resources in a broad variety of geologic environments in western North America, South America and Africa.  Companies that Mr. Boberg has worked for include Gulf Minerals, Hecla Mining, Anaconda, Continental Oil Minerals Department, Wold Nuclear, Kennecott, Western Mining, Canyon Resources and Africa Mineral Resource Specialists.  Mr. Boberg has over twenty years of experience exploring for uranium in the continental U.S. He discovered the Moore Ranch Uranium Deposit, the Ruby Ranch Uranium Deposit as well as several smaller deposits in Wyoming’s Powder River Basin.  He received his Bachelor’s Degree in Geology from Montana State University and his Master’s Degree in Geology from the University of Colorado.  He is a registered Wyoming Professional Geologist and fellow of the Society of Economic Geologists.  He is a member of the Society for Mining, Metallurgy & Exploration Inc., American Institute of Professional Geologists (for which he is a certified geologist), the Denver Regional Exploration Society and the American Association of Petroleum Geologists.  Mr. Boberg is also a director for Aura Silver Resources Inc. (since June 2008).

James M. Franklin, 68, Ph. D., FRSC, P. Geo	Director & Chair of the Technical Committee

Dr. Franklin has over 40 years experience as a geologist. He is a Fellow of the Royal Society of Canada. Since January 1998, he has been an Adjunct Professor at Queen’s University, since 2001, at Laurentian University and since 2006 at the University of Ottawa. He is a past President of the Geological Association of Canada and of the Society of Economic Geologists. He retired as Chief Geoscientist, Earth Sciences Sector, the Geological Survey of Canada in 1998. Since that time, he has been a consulting geologist and is currently a director of Aura Silver Resources Inc. (since October 2003) and of Nuinsco Resources Ltd. (since December 2010).

Paul Macdonell, 58, Diploma Public Admin.	Director & Chair of Compensation Committee Chair of Corporate Governance and Nominating Committee

Mr. Macdonell is a Senior Mediator, Federal Mediation and Conciliation Service for the Government of Canada. Previously Mr. Macdonell was employed since 1976 by the Amalgamated Transit Union, serving as President of the Union from 1996 to 2000 and Financial Secretary 1991 to 1995.  Mr. Macdonell was Municipal Councillor of the City of Cumberland from 1978 to 1988 and was on the City’s budget committee during that time. He graduated (diploma) at University of Western Ontario in Public Administration and completed programs at University of Waterloo (Economic Development Certificate), The George Meany Centre in Washington (Labour Studies) and Harvard University (Program on Negotiations).

Thomas Parker, 68, M.Sc., P.E.	Director & Chair of the Audit Committee Chair Treasury & Investment Committee

Mr. Parker has worked extensively in senior management positions in the mining industry for the past 45 years.  Mr. Parker is a mining engineer graduate from South Dakota School of Mines, with a Master’s Degree in Mineral Engineering Management from Penn State. Mr. Parker is President and CEO, and a director, of U.S. Silver Corporation.  Prior to this position, Mr. Parker was President and CEO of Gold Crest Mines, Inc., a Spokane-based gold exploration company, before which  he was the President and CEO of High Plains Uranium, Inc. a junior uranium mining company acquired by Energy Metals in January 2007. Mr. Parker also served for 10 years as Executive Vice President of Anderson and Schwab, a management consulting firm. Prior to Anderson and Schwab, Mr. Parker held many executive management positions with, including Costain Minerals Corporation, ARCO, Kerr McGee Coal Corporation and Conoco.  He also has worked in the potash, limestone, talc, coal and molybdenum industries and has extensive experience in Niger, France and Venezuela.

Additional Executive Officers

Roger L. Smith, 52, CPA, MBA	Chief Financial Officer and Vice President, Finance, IT and Administration

Mr. Smith has 25 years of mining and manufacturing experience including finance, accounting, IT, ERP and systems implementations, mergers, acquisitions, audit, tax and public and private reporting in international environments.  Mr. Smith joined Ur-Energy in May 2007 after having served as Vice President, Finance for Luzenac America, Inc., a subsidiary of Rio Tinto PLC and Director of Financial Planning and Analysis for Rio Tinto Minerals, a division of Rio Tinto PLC from September 2000 to May 2007.  Mr. Smith has also held such positions as Vice President Finance, Corporate Controller, Accounting Manager, and Internal Auditor with companies such as Vista Gold Corporation, Westmont Gold Inc. and Homestake Mining Corporation.  He has a Masters of Business Administration and Bachelor of Arts in Accounting from Western State College, Gunnison, Colorado.

Harold A. Backer, 69, B.Sc.	Executive Vice President, Geology & Exploration

Mr. Backer is the Corporation’s Executive Vice President, Geology & Exploration. He has over 42 years experience in the mining industry participating in major exploration programs in the commodities of gold, uranium, copper, and phosphate. In exploration, he has worked for Kalium Chemicals, Chevron Resources and as Senior VP Exploration for Goldbelt Resources. As a Consulting Economic Geologist, he has participated in numerous pre-feasibility mining studies (open pit and underground projects) as a team leader and in a management position on projects in North America and in the countries of the former Soviet Union.  Mr. Backer joined Ur-Energy more than five years ago and has assumed various responsibilities as an officer before becoming Executive VP of Geology & Exploration.  He received his Bachelor’s Degree in Geology from Colorado State University, and he did his graduate studies in geology at New Mexico Institute of Mining and Technology.  He has a Certificate of Financial Management from the University of Denver.

Paul W. Pitman, 63, B.Sc. Hon. Geo., P. Geo	Vice President, Canadian Exploration

Mr. Pitman has over 40 years experience as an exploration geologist. He began his career with Gulf Minerals as a field geologist at the Rabbit Lake uranium discovery, Saskatchewan, in 1969, followed by work in the late 1970s -1980s as a senior geologist for BP Minerals exploring for uranium across Canada. Mr. Pitman was President of Ur-Energy from its inception up to January 2006.

Wayne W. Heili, 45, B.Sc.	Vice President, Mining & Engineering

Mr. Heili is the Corporation’s Vice President, Mining & Engineering.  His career spans more than 20 years in which he has provided engineering, construction, operations and technical support in the uranium mining industry. He spent 16 years in various operations level positions with Total Minerals and Cogema Mining at their properties in Wyoming and Texas. He was Operations Manager of Cogema’s Wyoming in-situ recovery projects from 1998 to 2004. Since then, Mr. Heili acted as a consultant for such companies as High Plains Uranium, Energy Metals and Behre Dolbear. His experience includes conventional and ISR uranium processing facility operations. Mr. Heili received a Bachelor of Science in Metallurgical Engineering from Michigan Technological University, with an emphasis in mineral processing.

Paul G. Goss, 68, JD, MBA	General Counsel & Corporate Secretary

Mr. Goss has over 35 years of diverse transactional experience in complex business, real estate and natural resources transactions, including more than five years with a national-practice firm.  In addition to his transactional experience, he has represented clients in commercial litigation, arbitration and mediation, involving mining, oil and gas, real estate, corporate law, securities and environmental law. He served in the capacities of President and General Counsel of Polaris Coal Company from 1990 through 2001. He obtained his Juris Doctor, cum laude from the University of Denver College of Law.  He also obtained a Master of Business Administration from Indiana State University and a Bachelor of Science from Rose-Hulman Institute of Technology.

The term of office for each director is from the date of the meeting at which he or she is elected until the next annual meeting of shareholders of the Corporation or until his or her successor is elected or appointed, unless his or her office is vacated before that time in accordance with the by-laws of the Corporation.

As at March 17, 2010, the directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercised control or direction over 2,810,347 Common Shares, representing approximately 2.71% of the Corporation’s outstanding Common Shares. The information as to securities beneficially owned or over which control or direction is exercised is not within the knowledge of the Corporation and has been furnished by the directors and executive officers individually.

Except as noted under the heading “Directors and Executive Officers,” none of the directors or officers of the Corporation is, or has been within the prior ten years, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issue access to any statutory exemptions under Canadian securities legislation for a period of more than 30 consecutive days or was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any  proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

None of the directors or officers of the Corporation has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

None of the directors of officers of the Corporation has, during the ten prior years, become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or officer.

AUDIT COMMITTEE

Audit Committee Mandate

The Audit Committee reviews its charter on a yearly basis, and did so most recently on March 4, 2011.  The text of the Amended and Restated Audit Committee Charter amended by the Corporation’s Board of Directors on August 7, 2008, and which remains unchanged, is attached as Schedule “A.”

Composition of the Audit Committee

As of March 17, 2011, the Audit Committee of the Corporation (the “Committee”) was composed of Thomas Parker (Chair), Paul Macdonell, and James Franklin.  Dr. Franklin became a member of the Committee following the resignation of Robert Boaz who resigned as a director of the Corporation in May 2010.  Mr. Boaz was a member of the Committee from 2006 until his resignation.

The Board of Directors believes that the composition of the Committee reflects financial literacy and expertise.  Currently, Thomas Parker, Paul Macdonell, and James Franklin have been determined by the Board to be independent pursuant to National Instrument 52-110 Audit Committees (“NI 52-110”) and the listing standards of the NYSE Amex. Each of the members is financially literate as defined in NI 52-110 and as defined under U.S. securities laws and stock exchange rules.  Mr. Parker is the Committee’s “designated financial expert” as that term is defined by the rules of the SEC and the NYSE Amex Company Guide.  The Board had made a similar determination with respect to Mr. Boaz before he resigned as a director in May 2010.  The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Committee.  Each member’s education and experience relevant to the performance of his responsibilities as a Committee member is set forth, above, in his biography.

Pre-Approval Policies and Procedures

The Committee has instituted a policy to pre-approve audit and non-audit services.  The Chair of the Audit Committee is given limited delegated authority from time to time by the Committee to pre-approve permitted non-audit services.  The Committee also considers on a continuing basis whether the provision of non-audit services is compatible with maintaining the independence of the external auditor.

External Auditors and Service Fees

PricewaterhouseCoopers LLP and its affiliates have been the auditors of the Corporation since December 2004. PricewaterhouseCoopers is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of PCAOB Rule 3520, Auditor Independence

Audit Fees

Audit fees of $90,000 related to the audit of the consolidated financial statements for the period from January 1, 2010 to December 31, 2010 were accrued in 2010 of which $60,000 was paid in 2010 and $20,000 has been paid to date in 2011 and audit fees of $115,000 for the period from January 1, 2009 to December 31, 2009 plus an additional $5,000 related to the 2008 audit was paid in 2010.

Audit-Related Fees

Audit-related fees of $51,000 were billed for services relating to the period January 1, 2010 to December 31, 2010.  These fees related to services in connection quarterly reviews of the consolidated financial statements and other regulatory filings.  An additional $2,500 was billed and paid in 2011 related to an amended filing.  Audit-related fees of $7,000 for the period January 1, 2009 to December 31, 2009 were paid in 2010 and related to the quarterly reviews of the consolidated financial statements and work in connection with the Corporation’s securities filings as required by the Canadian and United States government.

Tax Fees

There were fees of $1,379 for tax services relating to the fiscal year ended December 31, 2010 and there were fees of $4,000 for tax services related to the fiscal year ended December 31, 2009.

All Other Fees

There were no other fees incurred for the fiscal year ended December 31, 2010 or the fiscal year ended December 31, 2009.

CONFLICTS OF INTEREST

Certain of the Corporation’s directors and officers also serve as directors and officers of one or more mining, exploration or resource companies. Such directors and officers are also in many cases shareholders of one or more of the foregoing companies.  While there is a potential for conflicts of interest to arise in such situations, that potential is minimized because of the nature of the exploration and activities of these other companies.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or officers of the Corporation has had any material interest, direct or indirect, in any material transaction since the incorporation of the Corporation or in any proposed transaction which has or may materially affect the Corporation.

BlackRock Inc. an insider of the Corporation, through one of its investment advisory subsidiaries, participated in a brokered private placement financing under which the Corporation issued 5,000,000 Common Shares at a price of $1.00 per share for gross proceeds of $5,000,000.  Through its subsidiary, BlackRock, Inc. subscribed for all of the 5,000,000 Common Shares issued under the placement, following which BlackRock Inc. held approximately 16.16% of the issued and outstanding shares of the Corporation.  In January 2011, BlackRock Inc. filed a Schedule 13G/A with the SEC in which it disclosed that it then held approximately 14.89% of the issued and outstanding Common Shares of the Corporation.

Certain of the directors and/or officers of the Corporation are also directors and/or officers of other natural resource companies.  See “Conflicts of Interests,” above.  Consequently, there exists the possibility for such directors and/or officers to be a position of conflict.  Any decision made by any of such directors and/or officers of the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with the Corporation and such other companies.  In addition, at meetings of the board of directors of the Corporation, any director with an interest in a matter being considered will declare such interest and refrain from voting on such matter.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc. is the Corporation’s registrar and transfer agent. The register of the transfers of the Common Shares of the Corporation is located at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.  Computershare Trust Company N.A. is the U.S. Co-Transfer Agent and Co-Registrar for the Corporation, and is located in Golden, Colorado.

MATERIAL CONTRACTS

The Corporation completed a brokered private placement financing under which the Corporation issued 5,000,000 Common Shares at a price of $1.00 per share for gross proceeds of $5,000,000.  Blackrock, Inc., an insider of the Corporation, through one of its investment advisory subsidiaries, subscribed for all of the 5,000,000 Common Shares issued under the placement.

The Corporation entered into an underwriting agreement dated February 11, 2011 (the “Underwriting Agreement”) with Canaccord Genuity Corp., Raymond James Ltd., Rodman & Renshaw, LLC, Macquarie Capital Markets Canada Ltd. and Roth Capital Partners, LLC.  See above “General Development of the Business – Corporate and Financing Developments”. The Underwriting Agreement was terminated on March 11, 2011.

There were no other contracts entered into by the Corporation for the fiscal year ending December 31, 2010 which were material and entered into outside the ordinary course of business, or in the ordinary course of business under the criteria set out in National Instrument 51-102 – Continuous Disclosure Obligations.

INTERESTS OF EXPERTS

As of March 17, 2011, Douglass H. Graves, P.E. of TREC, Inc. and the co-author of the Corporation’s technical report under NI 43-101 in respect of the Lost Creek Property Preliminary Assessment Lost Creek Property Sweetwater County Wyoming (March 16, 2011), does not own beneficially, directly or indirectly, or exercise any control over, any of the outstanding Common Shares of the Corporation.

As of March 17, 2011, Matthew J. Yovich, P.E. of TREC, Inc. and the co-author of the Corporation’s technical report under NI 43-101 in respect of the Lost Creek Property Preliminary Assessment Lost Creek Property Sweetwater County Wyoming (March 16, 2011), does not own beneficially, directly or indirectly, or exercise any control over, any of the outstanding Common Shares of the Corporation.

As of March 17, 2011, Robert D. Maxwell, CPG of Behre Dolbear & Company (USA), Inc. and the co-author of the Corporation’s technical report under NI 43-101 in respect of the Lost Creek Property Preliminary Assessment Lost Creek Property Sweetwater County Wyoming (March 16, 2011), does not own beneficially, directly or indirectly, or exercise any control over, any of the outstanding Common Shares of the Corporation.

As of March 17, 2011, C. Stewart Wallis, P.Geo, of Sundance Geological Ltd. and the author of the Corporation’s technical report under NI 43-101 in respect of the Technical Report on the Lost Soldier Project, Wyoming (July 2006), does not own beneficially, directly or indirectly, or exercise any control over, any of the outstanding Common Shares of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and filed with the U.S. Securities and Exchange Commission at http://www.sec.gov/edgar.shtml.

Upon request to the Corporate Secretary of the Corporation at the Corporation’s registered office, 55 Metcalfe Street, Suite 1300, Ottawa, Ontario K1P 6L5, the Corporation will provide any person with a copy of:

(a)           this annual information form;

(b)           the management information circular prepared by the Corporation in connection with its annual and special meeting of shareholders held on June 24, 2010;

(c)           any of the Corporation’s unaudited interim reports to shareholders issued after December 31, 2010; and

(d)           any other documents that are incorporated by reference into a preliminary short form prospectus or short form prospectus filed in respect of a distribution of securities of the Corporation.

A copy of any of these documents may be obtained without charge at any time when a preliminary short form prospectus has been filed in respect of a distribution of any securities of the Corporation or any securities of the Corporation are in the course of a distribution pursuant to a short form prospectus. At any other time, any document referred to in (a) to (c) above may be obtained by security holders of the Corporation without charge and by any other person upon payment of a reasonable charge.

Additional information including directors’ and executive officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and options to purchase securities, where applicable, will be contained in the management information circular prepared by the Corporation in connection with its annual and special meeting of shareholders expected to be held on April 27, 2011. Additional financial information is provided in the Corporation’s consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2010.

UR-ENERGY INC.

AMENDED AND RESTATED
AUDIT COMMITTEE CHARTER

AS AMENDED
AUGUST 7, 2008

TABLE OF CONTENTS

Table of Contents	2

1. PURPOSE	3

2. AUTHORITY	3

3. COMPOSITION	4

4. MEETINGS	4

5. RESPONSIBILITIES	4

A. Financial Statements	4
B. Internal Control	5
C. Internal Audit	5
D. Independent Audit	5
E. Compliance	6
F. Reporting Responsibilities	6
G. Other Responsibilities	7

1. PURPOSE

The purpose of the Audit Committee of Ur-Energy Inc. (the “Corporation”) is to assist the board of directors of the Corporation (the “Board”) in fulfilling its oversight responsibilities for (1) the integrity of the Corporation’s accounting and financial reporting processes, (2) the Corporation’s compliance with legal and regulatory requirements, (3) the independence and qualifications of the Corporation’s independent auditors, and (4) the performance of the Corporation’s internal audit function and independent auditors.

2. AUTHORITY

The Audit Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

●	Recommend to the Board and to the shareholders the nomination of the independent auditors and the compensation of the independent auditors, subject to shareholder approval.

●	Oversee the work of the independent auditors employed by the Corporation to conduct the annual audit and quarterly reviews. The independent auditors will report directly to the Audit Committee.

●	Resolve any disagreements between management and the independent auditors regarding financial reporting.

●
Pre-approve all auditing and permitted non-audit services performed by the Corporation’s independent auditors, subject to and in accordance with applicable Canadian and US securities laws, including Section 10A(i)(1)(B) of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”).

●	Retain independent counsel, accountants, or others to advise the Audit Committee or assist in the conduct of an investigation.

●	Seek any information the Audit Committee requires from employees, all of whom are directed to cooperate with the Audit Committee’s requests, or external parties.

●	Meet with Corporation officers, independent auditors, or outside counsel, as necessary.

●	Retain such outside counsel, experts or other advisors as the Audit Committee may deem appropriate in its sole discretion along with approval of related fees and retention terms.

●
The Audit Committee may delegate authority to subcommittees, including the authority to pre-approve all auditing and permitted non-audit services, providing that such decisions are presented to the full Audit Committee at its next scheduled meeting.

3. COMPOSITION

The Audit Committee will consist of at least three members of the Board. The Board will appoint Audit Committee members and the Chair of the Audit Committee.  In selecting the members and chair, the Board takes into consideration those directors who bring background, skills and experience relevant to financial statement review and analysis.

Each Audit Committee member will be both independent and financially literate as set forth under applicable stock exchange rules, Multilateral Instrument 52-110 Audit Committees and Rule 10A-3 under the Exchange Act and subject to exemptions set forth therein.

4. MEETINGS

The Audit Committee will meet at least once in each calendar quarter, with authority to convene additional meetings, as circumstances require. All Audit Committee members are expected to attend each meeting, in person or via telephone- or video-conference. A quorum of the Audit Committee is a majority of its members.  The Audit Committee will invite members of management, the independent auditors or others to attend meetings and provide pertinent information, as necessary. It will meet separately, periodically, with management, with internal auditors and with independent auditors.  It will also meet periodically in executive session. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes will be prepared.

5. RESPONSIBILITIES

The Audit Committee will carry out the following responsibilities:

A. Financial Statements

●	Review significant accounting and reporting issues and understand their impact on the financial statements. These issues may include:

o	Complex or unusual transactions and highly judgmental areas;

o	Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles; or

o	The effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation.

●
Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements

●
Review with management and the independent auditors the results of the audit, including any difficulties encountered. This review will include any restrictions on the scope of the independent auditor’s activities or on access to requested information, and any significant disagreements with management.

●
Discuss the annual audited financial statements and quarterly financial statements with management and the independent auditors, including the Corporation’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

●
Review disclosures made by chief executive officer and chief financial officer during the annual and quarterly certification process about significant deficiencies in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Corporation’s internal controls.

●
Discuss earnings press releases (particularly use of “pro forma,” or “adjusted” non-GAAP, information), as well as financial information and earnings guidance provided to analysts and rating agencies. This review may be general (i.e., the types of information to be disclosed and the type of presentations to be made). The Audit Committee does not need to discuss each release in advance.

B. Internal Control

●	Consider the effectiveness of the Corporation’s internal control system, including information technology security and control.

●
Understand the scope of internal and independent auditors’ review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management’s responses.

C. Internal Audit

●	Review with management and the chief financial officer, the Audit Committee charter, plans, activities, staffing, and organizational structure of the internal audit function.

●	Ensure there are no unjustified restrictions or limitations, and review and concur in the appointment, replacement, or dismissal of the chief financial officer.

●	Review the effectiveness of the internal audit function.

●	On a regular basis, meet separately with the chief financial officer to discuss any matters that the Audit Committee or internal audit believes should be discussed privately.

D. Independent Audit

●	Review the independent auditor’s proposed audit scope and approach, including coordination of audit effort with internal audit.

●
Review the performance of the independent auditors, and recommend approval on the appointment or discharge of the independent auditors to the Board and to the shareholders. In performing this review, the Audit Committee will:

o
At least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the independent auditor’s independence) all relationships between the independent auditor and the Corporation, including in accordance with Independence Standards Board Standard 1;

o	Take into account the opinions of management and internal audit;
o	Review and evaluate the lead partner of the independent auditor; and
o	Present its conclusions with respect to the independent auditor to the Board.

●	Ensure the rotation of the lead audit partner every five years and other audit partners every seven years, and consider whether there should be regular rotation of the audit firm itself.

●	Present its conclusions with respect to the independent auditor to the Board.

●	Set clear hiring policies for employees or former employees of the independent auditors.

●	On a regular basis, meet separately with the independent auditors to discuss any matters that the Audit Committee or independent auditors believe should be discussed privately.

E. Compliance

●
Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management’s investigation and follow-up (including disciplinary action) of any instances of noncompliance.

●
Establish procedures for: (i) the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees of the listed issuer of concerns regarding questionable accounting or auditing matters.

●	Review the findings of any examinations by regulatory agencies, and any internal or independent auditor observations.

●	Review and approve in advance any proposed “related person” transactions that the Corporation is required to disclose in any reports the Corporation is required to file.

F. Reporting Responsibilities

●
Regularly report to the Board about Audit Committee activities and issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the Corporation’s independent auditors, and the performance of the internal audit function.

●	Provide an open avenue of communication between internal audit, the independent auditors, and the Board.

●
Report annually to the shareholders, describing the Audit Committee’s composition, responsibilities and how they were discharged, and any other information required by applicable stock exchange rules or securities laws, including approval of non-audit services.

●	Review the Annual Information Form and report thereon to the Board.

●	Prepare the Audit Committee’s annual report for the Corporation’s management proxy circular.

●	Review any other reports the Corporation issues that relate to Audit Committee responsibilities.

G. Other Responsibilities

●	Discuss with management the Corporation’s major policies with respect to risk assessment and risk management.

●	Perform other activities related to this Audit Committee charter as requested by the Board.

●	Institute and oversee special investigations as needed.

●
Review and assess the adequacy of the Audit Committee charter annually, requesting board of director approval for proposed changes, and ensure appropriate disclosure as may be required by law or regulation.

●	Confirm annually that all responsibilities outlined in this Audit Committee charter have been carried out.

●	Evaluate the Audit Committee’s and individual members’ performance at least annually.